Form 20-F
period 2004-12-31
INEOS GROUP HOLDINGS PLC
filed 2005-04-29
CIK 1173218

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
10 1/2% Senior Notes due 2010

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

Yes	☑	No	☐

Indicate by check mark which financial statement items the Registrant has elected to follow:

Item 17	☐	Item 18	☑

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

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

     The table below sets forth the selected historical consolidated financial data as of and for each of the periods indicated. The selected financial data for the three years ended December 31, 2004 and as at December 31, 2003 and 2004 is derived from the consolidated financial statements of Ineos Group Holdings appearing elsewhere in this annual report.

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

	Year Ended
	December 31,
	2000	2001	2002	2003	2004
	(in € millions)
Profit and Loss Account Data:
Amounts in accordance with UK GAAP:
Turnover	337.0	1,530.7	2,235.8	2,530.4	3,396.1
Cost of sales	(270.0)	(1,255.8)	(1,833.9)	(2,130.3)	(2,928.4)

Gross profit	67.0	274.9	401.9	400.1	467.7
Distribution costs	(13.4)	(104.4)	(161.8)	(151.7)	(150.3)
Administrative expenses	(8.2)	(68.5)	(65.9)	(45.7)	(48.8)
Exceptional administrative expenses	—	(19.6)	(24.6)	—	—
	(8.2)	(88.1)	(90.5)	(45.7)	(48.8)
Other operating income	—	—	—	18.1	—
Operating profit	45.4	82.4	149.6	220.8	268.6
Profit/(loss) on ordinary activities after taxation	28.5	(16.9)	39.0	150.6	167.9
Profit/(loss) for the financial year	19.1	(19.0)	39.0	129.8	123.8
Amounts in accordance with US GAAP:
Profit/(loss) for the financial year	29.2	(41.3)	26.8	136.6	195.8

Other Financial Data:
Amounts in accordance with UK GAAP:
Depreciation and amortisation	(7.7)	(77.4)	(81.4)	(77.6)	(79.0)
Cash flows Operating	35.2	177.7	211.0	268.2	214.0
Dividend received from associate	—	—	0.4	—	—
Returns on investments and servicing of finance	(8.3)	(115.0)	(61.3)	(61.3)	(49.7)
Taxation paid	(6.6)	(11.9)	(11.1)	(12.3)	(24.9)
Capital expenditures	(17.0)	(42.9)	(47.5)	(55.0)	(95.2)
Acquisitions and disposal	—	(777.0)	(5.0)	1.4	—
Equity dividends paid	(13.6)	(2.1)	—	(10.0)	(39.8)
Financing	—	879.8	(91.4)	(81.1)	(75.5)

	Year Ended
	December 31,
	2000	2001	2002	2003	2004
	(in € millions)
Balance Sheet Data (at period end):
Amounts in accordance with UK GAAP:
Cash	12.0	121.2	108.9	153.3	79.5
Net current assets	44.9	219.8	221.7	228.0	285.2
Total assets	228.9	1,443.0	1,382.5	1,400.2	1,586.8
Total debt	(104.1)	(981.2)	(866.1)	(761.2)	(681.9)
Equity shareholders’ funds	55.8	87.9	86.4	179.2	280.5
Amounts in accordance with US GAAP:
Shareholders’ equity	55.2	63.5	49.9	143.9	276.8

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

	High	Low
	$/€	$/€
As of Months Ended
March 2005	1.35	1.29
February 2005	1.33	1.28
January 2005	1.35	1.30
December 2004	1.36	1.32
November 2004	1.33	1.27
October 2004	1.28	1.23

Average(1)
$/€
As of Year Ended
December 31, 2004	1.25
December 31, 2003	1.14
December 31, 2002	0.95
December 31, 2001	0.89
December 31, 2000	0.93

(1)	The yearly averages of the noon buying rates for dollars per euro were calculated using the average noon buying rate on the last business day of each month during the year.

As of April 25, 2005, the noon buying rate of the Federal Reserve Bank of New York for euros was $1 = €0.77 ($1.30 = €1.00).

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

     The following chart shows total debt and shareholders’ equity as of December 31, 2004:

As of December 31, 2004
(in millions)
Total Debt (net of debt issuance costs)	€ 681.9
Shareholders’ Equity	€ 280.5

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

     We believe that we are in compliance with the covenants and restrictions contained in the Senior Credit Facilities as at December 31, 2004. However, our ability to continue to comply with these covenants and restrictions may be affected by events beyond our control. These include prevailing economic, financial and industry conditions. If we breach any of these covenants or restrictions, we could be in default under the Senior Credit Facilities. This would permit the lending banks to take certain actions, including declaring all amounts that we have borrowed under the Senior Credit Facilities to be due and payable, together with accrued and unpaid interest. This would also result in an event of default under the indenture governing the Senior Notes. The lending banks could also refuse to extend further credit under the Senior Credit Facilities. If we are unable to repay our debt to the lending banks, they could proceed against the collateral that secured the debt.

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

     The prices for a large portion of our raw materials are cyclical. After falling during the years from 1996 through 1999, prices for most raw materials increased throughout the year 2000, fell again during the year 2001 and then increased again in 2002, 2003 and 2004. While we attempt to match raw material price increases with corresponding product price increases, our ability to pass on increases in the cost of raw materials to our customers is, to a large extent, dependent upon market conditions. There may be periods of time in which we are not able to recover increases in the cost of raw materials due to our contractual arrangements or to weakness in demand for or oversupply of our products. In addition, we obtain a significant portion of our raw materials from selected key suppliers. If any of these suppliers is unable to meet its obligations under present supply agreements, we may be forced to pay higher prices to obtain the necessary raw materials and we may not be able to increase prices for our finished products. Therefore, increases in raw material prices or interruptions in supply could place increased pressure on our margins and reduce our cash flow, which could impair our ability to make debt payments or make further investments in our business.

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

     We have made more than €260.8 million in capital expenditures since December 31, 1998 to progress our further growth and expansion. In the Ineos Oxide business, we have made capital expenditures of approximately €86.1 million, which are principally related to debottlenecking and capacity expansion projects conducted to increase EO/EG plant capacity, as well as to routine maintenance, including rectalyzations. In addition, Ineos Oxide has invested approximately €13.4 million to increase production in its antifreeze and alkoxylation units. We have made capital expenditures in each of the Ineos Phenol, Ineos Fluor and Ineos Silicas businesses of approximately €74.9 million, €45.7 million and €54.1 million, respectively, since acquiring these businesses in 2001. These expenditures have principally been for scheduled maintenance and specific debottlenecking and capacity expansion projects. In addition, Ineos Phenol invested €16.4 million in 2002 to rebuild the cleavage unit at its Mobile, USA plant after this was destroyed by a fire on September 9, 2002.

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

     The following chart illustrates Ineos Oxide’s products:

Percentage of
Products	2004 Turnover	End-Uses
Specialty Products	70%
Ethylene Oxide		EO derivatives

EO derivatives EOA, alkoxylates, glycol ethers and GasSpecTM gas treating amines		Agrochemicals, surfactants, cosmetics, pharmaceuticals, synthetic lubricants and oil and gas processing

ENB		Surface coatings, inks, pharmaceuticals and EPDM rubber

Third party services and other		Provision of utilities, operations and raw materials to third party chemical companies

Intermediate Products	30%
EG		Polyester (PET) resins, fibers and film
Antifreeze		Antifreeze

     Products and Services

     Ineos Oxide produces specialty and intermediate chemicals. While all of its chemicals are used in the manufacture of further downstream chemicals and applications, Ineos Oxide defines specialty chemicals as those chemicals, which are typically characterised by lower volumes and greater margin stability. In contrast, Ineos Oxide defines intermediate chemicals as those chemicals, which are typically characterised by higher volumes and a relatively higher degree of margin volatility. Ineos Oxide’s specialty chemicals products include EO, EO derivatives, acetate esters and ENB, and it also provides management and operating services for third party chemical companies with plants on its sites, which it treats as part of its specialty business, while its intermediate chemicals products include EG and antifreeze. Ineos Oxide’s products are used in a wide variety of applications, including polyesters, antifreeze, agrochemicals, surfactants, cosmetics, pharmaceuticals, synthetic lubricants, oil and gas processing and specialty synthetic rubbers. Sales of Ineos Oxide’s specialty chemicals and third party services accounted for approximately 70% of its turnover in 2004 while sales of its intermediate chemicals accounted for approximately 30% of its turnover in 2004.

     EO

     EO is the principal feedstock in the production of a wide range of intermediate and specialty chemicals, including EG and EO derivatives such as EOA, alkoxylates, glycol ethers and other specialty and intermediate chemicals. Ineos Oxide has increased EO production capacity by approximately 65% since October 1998 through a series of expansion projects. In 2004, Ineos Oxide used approximately 63% of its EO production for the captive production of EG, with the remainder used for the captive production of EO derivatives and sold to third parties.

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

     Third Party Services

     In addition to its own manufacturing operations, at its Antwerp and Plaquemine sites, Ineos Oxide provides a range of management and operating services to nine third party chemical manufacturers, including Kuraray, Dow Chemical, GE, Air Liquide and Nippon Shokubai. These third party services range from the complete management and full operational responsibility of the third party plants and assets, to the supply of raw materials, utilities, waste handling facilities and site infrastructure. Ineos Oxide receives a management fee for these services and benefits from reduced fixed costs, economies of scale with respect to the purchase of raw materials and utilities and an ability to sell its products to end-users on site.

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

     Customers, Sales and Marketing

     Customers

     Ineos Oxide sells most of its products to leading chemical manufacturers, including Dow, Cognis, Monsanto, DSM, Bayer, Voridian and DuPont. No single customer accounted for more than ten percent of Ineos Oxide’s turnover in 2004 except for Dow due to the long-term EO for EG swap associated with the EOA acquisition. Its five largest customers represented approximately 26% of its total turnover.

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

     The main competitors of Ineos Oxide in the EG, antifreeze, EO and EO derivatives markets are BASF, Shell, Dow Chemical, British Petroleum and Clariant. Its only competitor in the ENB merchant market is Nippon Petrochemicals.

     Competition in providing management and operating services in the chemical industry is based largely on location of facilities, potential cost savings and security of supply of feedstocks to the managed facility. The cost of switching sites is generally prohibitive.

     Raw Materials and Suppliers

     Ineos Oxide’s principal raw material is ethylene, which accounted for approximately 60% of its total cost of sales in 2004 (percentage includes ethylene content of EO purchased from Dow in Plaquemine). The price of ethylene fluctuates depending upon several factors, including supply and demand and the price of ethylene feedstocks such as crude oil, naphtha and ethane. As a result, increases and decreases in ethylene costs can have a significant impact on Ineos Oxide’s operating results. During 2004, the ICIS North Western Europe contract price for ethylene was €580 per tonne in the first quarter, €607 per tonne in the second quarter, €635 per tonne in the third quarter and increased significantly in the fourth quarter to €700 per tonne. The North American CMAI contract price for ethylene was 31.5 cts/lb for the first 8 months and increased significantly to 39.5 cts/lb in December 2004.

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

     Operations and Manufacturing

     Facilities

     Ineos Oxide manufactures its products in Antwerp, Belgium and Plaquemine, Louisiana. With more than €180 million having been invested to modernise and expand capacity since 1989, we believe that Ineos Oxides’s facilities are adequate for its present and projected operations.

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

     Ineos Phenol

     General

     Ineos Phenol is the world’s largest producer of phenol and acetone, by volume, with an annual capacity of approximately 1,540 kilotonnes of phenol and 955 kilotonnes of acetone, according to the belief of management. It has a long history of producing and marketing phenol and acetone in Europe, having commenced production in Germany in 1954, and opened its first plant in the United States in April 2000, after increasing phenol and acetone sales to US-based customers throughout the previous five years.

     The following chart illustrates Ineos Phenol’s products:

		Percentage of
		2004
		Turnover
Products	Applications	(Volume)	End-Users
Phenol	Bisphenol A, for the production of polycarbonates and epoxy resins	63%	DVDs, CDs, optical lenses, automotive, glazing, computer and printed circuit boards and adhesives

	Phenolic resins	22%	Plywood, oriented strand board and foundry materials

	Caprolactam, for the production of nylons	13%	Fibers and engineering plastics

	Other	2%	Engineering plastics, foams and detergent

Acetone	MMA, PMMA and acrylate	33%	Acrylic sheet, Plexiglas, mouldings and extrusion compounds

	Bisphenol A, for the production of polycarbonates and epoxy resins	33%	DVDs, CDs, spectacle lenses, automotive, glazing, computer and printed circuit boards and adhesives

	Acetone-based solvents	18%	Chemicals industry, paints, coatings and printing inks

	Other	16%	Various, including moulding compounds

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

     Ineos Phenol generates approximately 60% of its total sales from its ten largest customers. Bayer accounted for approximately 16% of Ineos Phenol’s total sales by volume in 2004, while no other customer accounted for more than 10%. Ineos Phenol has developed strong relationships with these customers, most of whom have been customers of Ineos Phenol for more than 25 years.

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

     Under toll contracts, which typically vary in term from five to ten years, customers pay for or provide raw materials to Ineos Phenol and receive, in return for a “toll” fee, corresponding phenol and/or acetone outputs in fixed proportions. The toll fee reflects Ineos Phenol’s labor, energy, and overhead costs and includes a profit component. Consequently, toll contracts can insulate Ineos Phenol against raw material and market price fluctuations. In 2004, 45% of Ineos Phenol’s European phenol production and the corresponding acetone production was sold under such contracts. There are currently no toll contract arrangements in the United States.

     Under formula contracts, which vary in term from three to ten years, the phenol selling price is linked by a formula to published benzene prices plus an agreed upon additional amount. In 2004, Ineos Phenol made 30% of its European and 20% of its US phenol sales under formula contracts. It also made 5 percent of its European acetone sales under such contracts.

     Market contracts and arrangements range from long-term agreements to incidental sales. In both cases, selling prices are based on published market prices. In 2004, Ineos Phenol made 25% of its European and 80% of its US phenol sales under market contracts and arrangements.

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

     Raw Materials and Suppliers

     Raw materials are Ineos Phenol’s most significant cost category. Cumene, which is made from the combination of benzene and propylene, is Ineos Phenol’s main raw material, accounting for approximately 70% of its cost of sales in 2004, while the costs of Ineos Phenol’s other raw materials and utilities accounted for only 3% of cost of sales in 2004.

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

     Antwerp. In 1993, Ineos Phenol opened a second European production plant within the Antwerp Complex in the harbour area of Antwerp on the left bank of the Schelde River with direct deep-water access to optimise the transport logistics necessary for supplying customers on a global basis. The original capacity of 200 kilotonnes per annum for phenol was expanded in 1997 to 420 kilotonnes per annum for phenol and 260 kilotonnes per annum for acetone. The plant has been further expanded to 470 kilotonnes per annum for phenol in 2004. All of the cumene reaches the site via ship. About 90% of the site’s end-products are transported to its customers by ship, with the balance being transported by road.

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

     Ineos Fluor

     General

     Ineos Fluor is a leading international manufacturer of fluorine-based chemical products, by volume, according to the belief of management. Its hydrofluorocarbon (HFC) business was established in 1989 to exploit the opportunity presented by the mandatory phasing out of ozone-depleting chemicals such as chlorofluorocarbons (CFCs) and hydrochlorofluorocarbons (HCFCs) under the Montreal Protocol. HFCs are ozone-benign replacements for CFCs and HCFCs. From the late 1980s, substantial investments were made to develop a commercial process for HFC 134a, the most common CFC replacement product. Subsequently, three commercial scale HFC 134a plants were built for Ineos Fluor in the United Kingdom, the United States and Japan during the 1990s at a cost of approximately €400 million. Ineos Fluor is now in the process of converting its UK HFC 134a asset into an HFC 125 asset. The lost HFC 134a production will be taken up by our other HFC 134a plants in Japan and the US. HFC 125 is a blend product used in low temperature cooling systems. This will enable us to replace product that is currently purchased externally. We believe that Ineos Fluor is now the world’s largest producer of HFC 134a, with production volumes of more than 50 kilotonnes per annum.

     The following chart illustrates Ineos Fluor’s products:

	Percentage
	of 2004
Products	Turnover	End-Uses
Industrial Fluorocarbons	87%
HFC 134a		Commercial, industrial and automotive air conditioning and propellants

HCFC 22		Low-temperature refrigeration and air conditioning, foam blowing, feedstock

HFC Blends		Low-temperature replacement for CFCs and HCFCs for refrigeration and air conditioning

Specialty Fluorochemicals	9%	Pharmaceuticals and anaesthetics

Hydrogen Fluoride	3%	Raw materials for both HFCs and HCFCs and in the manufacture of fuel rods for the nuclear industry

Environmental	1%	Projects driven by tightening waste treatment requirements and regulations for fluorine based chemicals

     Products

     HFC 134a

     HFC 134a, which accounted for the majority of Ineos Fluor’s turnover in 2004, was developed in the late 1980s and introduced commercially in the early 1990s as a replacement for ozone-depleting CFCs. HFC 134a is widely regarded as the only practical substitute for CFC-12 in automobile air conditioning systems, as it is the only ozone benign non-flammable product available and is now widely used in automotive, commercial and industrial air conditioning.

     HCFC 22

     HCFC 22, which was the second largest contributor to Ineos Fluor’s turnover in 2004, is used in low-temperature refrigeration and air conditioning, foam blowing, and as a feedstock in the production of fluoropolymers, such as polytetrafluoroethylene.

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

     In 1999, the Montreal Protocol was amended to phase out the use of HCFCs for non-feedstock applications, such as foam blowing agents and refrigerants, beginning with a freeze on consumption in developed countries in 1996, and in developing countries in 2016. The European Union approved the agreement in 2002 and has adopted its own accelerated HCFC phase-out schedule, which began in 2000 and will effectively be completed by 2010. The use of HCFC 22 as a feedstock is still permitted worldwide. The most common replacements for HCFC 22 are various HFC blends, many of which contain HFC 134a.

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

     Its largest end-market is the automotive industry, which accounted for 60% of its 134a sales value in 2004, and is divided between original equipment manufacturers and after-market sales. The HFC 134a market is highly seasonal, with a significant increase in demand in the early summer months.

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

HFC 134a

     Ineos Fluor competes in the HFC 134a market on the basis of overall supply capability, which is particularly important to original equipment manufacturers, price and quality. The leading competitors of Ineos Fluor are DuPont and Arkema who have approximately 45% of the HFC 134a market between them. Our competitors in the medical grade HFC 134a market are DuPont and Solvay.

HFC Blends

     Our competitors in the emerging market for HFC blends are the same as in the HFC 134a market. While Ineos Fluor has a portfolio of patents covering unique blends of fluorocarbons and mixtures of fluorocarbons with other compounds for use in low-temperature refrigeration, a number of our competitors have comparable or superior patent protection in this area. In Europe, we have entered into licence agreements with certain of these competitors that grant us the right to sell the HFC blends for use in their primary applications. In North America, however, our competitors have patent protection for the primary HFC blend applications currently in use. As a result, we do not intend to focus on sales of HFC blends in North America. In Asia patent coverage is sporadic and Ineos Fluor will target sales in patent free territories.

     HCFC 22

     Competition in the HCFC 22 market is generally based on price, although product quality is also important in fluoropolymer applications. In the HCFC 22 market, which is more fragmented than the HFC 134a market, the main competitors of Ineos Fluor are DuPont, Arkema and Honeywell.

Raw Materials and Suppliers

     Ineos Fluor’s key raw materials are trichloroethylene, HF and chloroform. Ineos Fluor purchases trichloroethylene in the United States from PPG, Dow Chemical and Ineos Chlor and in Japan from Toa Gosei, Kanto Denka and Ineos Chlor. It manufactures its own HF in the United Kingdom and purchases HF from Honeywell in the United States and from Stella Chemicals, Morita Central Glass, Ying Peng (China), Arkema (China), and a range of smaller suppliers in China and Korea. Ineos Fluor purchases all its requirements for chloroform from Ineos Chlor. Prices for each of these raw materials have been fairly stable in recent years but in 2004 saw prices beginning to rise in the global trichloroethylene market. Ineos Fluor purchases its raw materials under contractual arrangements with terms of one to five years. As a result, prices tend to be relatively stable.

Operations and Manufacturing

     Facilities

     Ineos Fluor has three production sites in the United Kingdom, the United States and Japan. Since 1990, over €400 million has been invested to build and expand Ineos Fluor’s production facilities. As a result of the highly seasonal demand for air conditioning products, stock profiles fluctuate, peaking in February/March and again pre plant overhauls in October.

     We believe that the facilities of Ineos Fluor are modern, well maintained and operated to high standards of health, safety and environmental practice and are adequate for its present and projected operations. The facilities in the United States and Japan focus on the production of HFC 134a, while the site in the United Kingdom produces HCFC 22, HF and several other fluorine-based chemicals, with a new HFC 125 plant due to come on line by the end of 2005.

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

     The following chart illustrates Ineos Silicas’ products:

	Percentage
	of 2004
Products	Turnover	End-Uses
Silicates	29%	Paper adhesives, civil engineering, consumer laundry
		and dishwasher detergents, water treatment

Zeolites	33%	Consumer laundry detergents

Silicas	38%	Paints and coatings, brewing, edible oils, desiccants,
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

     Customers, Sales and Marketing

     Customers

     Ineos Silicas derived approximately 34% of its turnover in 2004 from Unilever, with whom we believe we have a strong relationship.

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

     Contracts and Pricing

     In 2004, Ineos Silicas sold approximately 90% of its zeolites and 25% of its silicates pursuant to written sales contracts. Its zeolite contracts with Unilever range in duration from four to nine years, while its silicates contracts with Unilever tend to be short- to medium-term. Its zeolite and silicates contracts with other customers are generally for a duration of one to two years. Prices for zeolites and for silicates used in detergent applications are generally set on a pass-through basis for raw material cost changes.

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

     Operations and Manufacturing

     Facilities

     Ineos Silicas has eight production sites in six countries. We believe the facilities of Ineos Silicas are well maintained and operated to high standards of health safety and environmental practice. With more than €100 million in total capital expenditures in the ten years up to 2001, we believe Ineos Silicas’ facilities are adequate for its present and projected operations. Investment since 2002 has averaged €14 million per annum.

     Ineos Silicas entered into a nine-year agreement with Unilever for A24 zeolite in 2001. As a result of this contract, we restarted production at our Warrington A24 Zeolite plant in November 2001, which had been mothballed since 1997. It was mothballed due to Unilever’s decision to discontinue Persil Power, the problems of which were unrelated to Ineos Silicas’ A24 zeolite.

     In addition, the emphasis on investment has moved to silica where substantial expansions in capacity in Warrington and Joliet have been implemented since 2003.

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

     Breakdown of Revenues

     Turnover by geographical destination is as follows:

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
Turnover
Europe	1,534.1	1,680.6	2,220.9
Americas	450.0	569.1	866.8
Rest of World	251.7	280.7	308.4

	2,235.8	2,530.4	3,396.1

     Turnover by business unit is as follows:

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
Turnover
Ineos Oxide	507.4	500.1	590.6
Ineos Phenol	1,189.0	1,542.3	2,316.5
Ineos Fluor	304.8	273.8	275.5
Ineos Silicas	234.6	214.2	213.5

	2,235.8	2,530.4	3,396.1

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

     We devote considerable attention to the health and safety of our employees and the protection of the public health and the environment in the regions where we operate. At our sites, advanced processes, controls and waste handling practices significantly limit current environmental impact from our operations. We believe we are in substantial compliance with applicable environmental, health and safety laws and regulations. We also believe that such compliance has not had an adverse effect on our competitive position or our results of operations. In 2004, combined world-wide expenditures, including those with respect to third party and divested sites, for compliance with environmental, health and safety laws and regulations and internal company initiatives, including capital expenditures, totalled approximately €20.6 million. We expect to spend a similar amount in 2005. We anticipate that stringent environmental, health and safety laws and regulations will continue to be imposed on us and on the industries in which we operate in general. Although we cannot predict with certainty future expenditures, we believe that the current spending trends will continue.

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

     Insurance

     We insure our plant, equipment and other assets in the amount of €2,026 million with an all risk insurance policy which we believe is in accordance with customary industry practices, including deductibles and coverage amounts. We also carry policies in the amount of €752 million for consequential loss of profits and payments of fixed costs as a consequence of fire, explosion, electrical damage, machinery breakdown, flooding or fuel and/or power shortages, for specified periods. In addition, we carry third party liability insurance, transport insurance, computer insurance and life insurance for all of our employees. Our insurance policies are currently issued by Royal & Sun Alliance, HDI, AIG, Zürich, Scorr Re and Allianz. For additional information, see “Risk Factors—Risks Relating to Business Operations” in Item 3.D of this annual report.

     C. ORGANISATIONAL STRUCTURE

     Ineos Group Holdings is a holding company which holds the businesses conducted by its indirect subsidiaries Ineos Oxide Limited, Ineos Phenol Limited, Ineos Fluor Limited and Ineos Silicas Limited. The following chart shows our group structure:

(1)	Principal obligor under the Senior Credit Facilities.

(2)	Borrower and/or guarantor under the Senior Credit Facilities. Each of these businesses has pledged security under the Senior Credit Facilities.

     The following is a list of the principal subsidiaries of Ineos Group Holdings:

	Country of	Percentage
Company	Incorporation	Holding
Ineos Holdings Limited	UK	100%
Ineos US Finance LLC	US	100%
Ineos Oxide Limited	UK	100%
Ineos UK Holding Finance Company Limited	UK	100%
Ineos US Finance Company Limited	UK	100%
Ineos Finance BV	Holland	100%
Ineos NV	Belgium	100%
Ineos Belgium BV	Belgium	100%
Ineos Italia Srl	Italy	100%
Ineos Overseas Company I Limited	UK	100%
Ineos Overseas Company II Limited	UK	100%
Ineos Partners	US	100%
Ineos Phenol Limited	UK	100%
Ineos Phenol Verwaltungsgesellschaft mbH	Germany	100%
Ineos Phenol GmbH & Co KG	Germany	100%
Ineos Phenol Asia Pte Limited	Singapore	100%
Ineos Phenol (Thailand) Limited	Thailand	100%
Ineos Phenol Services (Thailand) Limited	Thailand	100%
Ineos Investment Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Intermediate Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Fluor Holdings Limited	UK	100%
Ineos Fluor Limited	UK	100%
Ineos Fluor International Limited	UK	100%
Ineos Fluor Japan Limited	Japan	100%
IFJ Korea Limited	Korea	100%
Ineos Fluor Canada Inc.	Canada	100%
Ineos Fluor Partners Limited	UK	100%
Ineos Fluor Delaware Limited	UK	100%
Ineos Fluor Americas LLC	US	100%
Ineos Fluor Mexico S de RL de CV	Mexico	100%
Ineos Mexico S de RL de CV	Mexico	100%
Ineos Silicas Holding Limited	UK	100%
Ineos Silicas Limited	UK	100%
Ineos Silicas International Limited	UK	100%
Ineos Silicas Netherlands BV	Holland	100%
Ineos Silicas Sales and Distribution BV	Holland	100%
Ineos Silicas Asia Pacific Pte Limited	Singapore	100%
Ineos Silicas South Africa Pty Limited	South Africa	100%
PT Ineos Silicas Indonesia	Indonesia	100%
Ineos Brazil Limitada	Brazil	100%
Ineos Silicas Partners Limited	UK	100%
Ineos Silicas Delaware Limited	UK	100%
Ineos Silicas Healthcare Limited	UK	100%
Ineos US DSS Limited	UK	100%
Ineos US Holding Company II LLC	US	100%
Ineos US Intermediate Holding Company LLC	US	100%
Ineos Americas LLC	US	100%
Ineos US Investment Holding Company LLC	US	100%

     D. PROPERTY, PLANT AND EQUIPMENT

     We currently lease the office space for our principal executive offices, which are located in Lyndhurst, Hampshire, England. Additionally, we also lease administrative, technical and sales office space in various locations in the countries in which we operate.

     Our production network is comprised of 16 manufacturing facilities in nine countries throughout the world.

     The following chart provides information regarding our plants:

		Capacity (in	Approximate
		kilotonnes	area (square
Property/Location(1)	Principal Products Manufactured	per year)	meters)
Ineos Oxide
Antwerp, Belgium	EO, EG, EO derivatives, ENB	1,200	1,360,000
Plaquemine, LA, US	EOA and gas treating amines	175	40,000
Ineos Phenol
Gladbeck, Germany	Phenol, acetone	1,020	330,000
Antwerp, Belgium(2)	Phenol, acetone	760	270,000
Mobile, AL, US	Phenol, acetone	710	486,000
Ineos Fluor
Rocksavage, UK	HCFC 22, HF	57	300,000
St. Gabriel, LA, US	HFC 134a	30	330,000
Mihara, Japan(3)	HFC 134a	19	18,000
Ineos Silicas
Warrington, UK	Silicas, silicates, zeolites	382	223,000
Eijsden, Netherlands	Silicates, zeolites	330	85,000
Joliet, IL, US	Silicas, silicates, zeolites	230	162,000
Pasuran, Indonesia	Silicas	10	20,000
Jacana, Brazil	Silicates	175	12,100
Rio Claro, Brazil	Silicas	7	85,000
Jacobs, South Africa	Silicates	100	12,100
Wadeville, South Africa	Silicates	120	28,000

(1)	We own all of our production facilities except where otherwise indicated.

(2)	Ineos Phenol owns the production assets, but leases the land under a long-term lease that expires in 2040.

(3)	The Mihara facility is operated by Teijin Limited on behalf of Ineos Fluor. Ineos Fluor owns the production assets but leases the land under a long-term lease.

     Ineos Fluor is constructing an HFC 125 production facility in the UK. Production is expected to commence at the end of 2005. Ineos Oxide is intending to expand its EO and EO derivatives capabilities at its site in Antwerp, Belgium. The expansions will include additional EO capacity in combination with world-scale ethanolamine (EOA) and alkoxylation units. Production from these facilities is planned to commence in early 2007. Ineos Phenol is intending to expand its phenol production capabilities at both its Antwerp and Mobile sites. Additional production from these expansions is expected to commence in late 2006/early 2007.

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

     Ineos Oxide

     Ineos Oxide derives its turnover and cash flow from the sale of specialty and intermediate chemicals based on ethylene-based petrochemicals and the provision of management and operating services to third parties with chemical plants on the Antwerp and Plaquemine sites. The following factors have historically affected Ineos Oxide’s results of operations over the periods shown, and can be expected to continue to affect its business:

•	Growth in Ineos Oxide’s volume of sales has been affected by production capacity increases that have been in excess of market growth. From 1996 to 2003, Ineos Oxide’s design capacity for EO has grown from approximately 140,000 tonnes per annum to 420,000 tonnes per annum, while its design capacity for EG has grown from approximately 180,000 tonnes per annum to 340,000 tonnes per annum. The ENB unit was expanded in 2002 by a further 5ktpa to 18ktpa, with the next 5ktpa expansion scheduled to be undertaken in 2005. In addition, the EOA unit in Plaquemine has been expanded by a further 25ktpa in 2003 to 160ktpa. In 2004 the Alkox capacity has been expanded by another 30Ktpa through low cost debottlenecking of existing assets and the acquisition of an alkox unit from a third party on the Antwerp. These increases in production capacity have allowed Ineos Oxide to increase its turnover through increased volumes sold, even during recent periods of decreased selling prices. A significant step-change has been announced in December 2004 to expand the EO unit further and build an EOA unit in Antwerp by 2007.

•	The gross and operating profit of Ineos Oxide is affected by price cyclicality in its intermediate chemicals operations for both raw materials and products produced by it. Moreover, the prices for ethylene and EG often do not follow the same cycles, which can cause operating margins to fluctuate from period to period. Thus, while sales volumes have grown in each of the last three years, turnover and cost of sales figures have fluctuated over that period. We expect that EG prices will continue to be strong during 2005 due to a short global supply/demand balance, underpinned by a continuing 6-7% demand growth rate for EG from global polyester markets and the lack of sufficient new glycol capacity to cover this demand growth being commissioned in 2005.

     Ineos Phenol

     Ineos Phenol derives its turnover from the manufacture of phenol and acetone, which are primary materials in the production of a wide range of industrial applications. Phenol and acetone are produced in fixed proportions of one tonne of phenol and 0.62 tonnes of acetone from 1.34 tonnes of cumene, which, in turn, is produced from fixed proportions of 0.9 tonnes of benzene and 0.49 tonnes of propylene. Reflecting this, the industry convention to measure profitability, Margin over Raw Materials (MORM), is the price of one tonne of phenol plus the price of 0.62 tonnes of acetone, minus the cost of 0.9 tonnes of benzene and 0.49 tonnes of propylene and an appropriate cumene conversion charge. The total cost of cumene accounted for 70% of Ineos Phenol’s cost of sales in 2004. Market prices for phenol and acetone are routinely published by industry consultants for both the Western Europe and the United States markets. While price movements in its end products and raw materials reflect the published market prices, the published prices are not necessarily indicative of the absolute levels of Ineos Phenol’s product and raw material prices.

     The following factors have historically affected Ineos Phenol’s results of operations over the periods shown, and can be expected to continue to affect its business:

•	Turnover fluctuates from period to period as a result of cyclicality of pricing for phenol and acetone. These price movements are mostly a function of fluctuations in the benzene and propylene market prices and changes in the MORM. Tolling and formula contracts, which govern most of Ineos Phenol’s sales, allow it to pass on to its customers a significant portion of the changes in its raw material prices, which in turn reduces Ineos Phenol’s exposure to the industry’s volatility. Ineos Phenol will continue to utilise tolling and formula contracts wherever possible. Benzene and propylene market prices went up significantly during 2004 and reached new historical highs. Prices are expected to stay at these high levels for most of 2005.

•	Turnover and cost of sales are also affected by changes in sales volumes, which are a function of market demand and available plant capacity. Ineos Phenol’s available capacity has been significantly increased by the opening in April 2000 of the Mobile plant with a capacity of 400 kilotonnes of phenol. The Mobile plant was expanded to 440 kilotonnes of phenol in January 2003. In addition a number of competitors’ smaller plants have been closed in 2002 and 2003, bringing the North American market into a more balanced position. In Europe DSM closed their phenol plant towards the end of 2004 (120 ktpa). In Europe, Ineos Phenol expanded its phenol capacity at its Antwerp plant to 470 kilotonnes per annum in 2004 and at its Gladbeck plant to 630 kilotonnes per annum in 2003. Some increases in available plant capacity in the market are expected for 2005 mainly in Asia. Market demand in 2004 increased mainly due to significant growth in the BPA segment. Market demand in 2005 is expected to be higher than 2004 with demand from the caprolactam segment expected to stay strong, moderate growth from the phenolic resins segment and improved demand from the BPA segment.

•	Cost of sales reflect mostly benzene, propylene and related cumene conversion costs, as well as variable energy costs and fixed production costs, including depreciation. Cost of sales fluctuate from period to period due to the volatility in benzene and propylene market prices and changes in volumes as discussed above.

•	Industry MORMs have historically correlated with the ratio of available capacity and market demand. There have been periods in which supply has temporarily exceeded demand, which has led to depressed MORM levels. For example, in 1999 and 2000 the US market experienced the lowest MORM levels since 1994 due to significant capacity additions. The European market experienced a period of overcapacity in late 1998 and throughout 1999 when demand slowed and failed to absorb recent capacity additions. In 2001, MORM levels eroded in the European market as a result of sharply decreased demand, which resulted from the general economic downturn world-wide as well as negative developments in IT-related industries, combined with slightly increased capacity. MORM levels in the US market recovered in 2003 and 2004. Industry MORM levels improved during 2004 and are expected to remain stable during 2005.

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

     Ineos Fluor

     Ineos Fluor derives its turnover and cash flow from the manufacture of specialty fluorocarbon chemicals, particularly HFC 134a and HCFC 22, which are used in a range of refrigeration and other applications. The following factors have historically affected Ineos Fluor’s results of operations over the periods shown, and can be expected to continue to affect its business:

•	Demand for Ineos Fluor’s products has grown due to increased demand for HFC 134a for use in industrial and medical applications, a shift in usage of HCFC 22 from non-feedstock to feedstock applications and growth in demand for HFC blends in low-temperature refrigeration. Market demand for HFC 134a and blends is expected to grow through 2005 and Ineos Fluor is seeking additional HCFC 22 feedstock business to offset reductions in non-feedstock applications.

•	Environmental considerations have resulted in demand shifting away from ozone-depleting gases towards ozone-benign gases, such as the HFC products Ineos Fluor manufactures. The shift away from ozone-depleting gases will continue until full phase-out of both CFCs and HCFCs in non-feedstock uses is achieved.

•	Raw material costs compose the largest portion of Ineos Fluor’s costs. Ineos Fluor has not, however, seen historically significant fluctuations in its gross profit margins as a result of raw material price volatility.

     Ineos Silicas

     Ineos Silicas derives its turnover and cash flow from the manufacture of structured fine particles made from sand (impure silica) and alumina. Silicates, zeolites and silicas are Ineos Silicas’ major product groups, accounting for 29%, 33% and 38%, respectively, of Ineos Silicas’ turnover for the year ended December 31, 2004. The following factors have historically affected Ineos Silicas’ results of operations over the periods shown, and can be expected to continue to affect its business:

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

     Ineos Group Holdings—Results of Operations

     The results of the Ineos Group Holdings for the year ended December 31, 2003 and December 31, 2004 are comprised of Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol. The results of Ineos Group Holdings for the year ended December 31, 2002 are comprised of Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol as well as the results of the acetate esters business acquired by Ineos Oxide from BP Belgium on March 1, 2002 for the period March 1, 2002 to December 31, 2002.

     Discussions of the results of operations of each of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas for the years ended December 31, 2002, 2003 and 2004 are presented herein.

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

     The following table sets forth, for the periods indicated, turnover and expenses and such amounts as a percentage of turnover:

	Year Ended December 31,
	2002		2003		2004
	€	%	€	%	€	%
	(in millions, except percentages)
Turnover	2,235.8	100.0	2,530.4	100.0	3,396.1	100.0
Cost of sales	(1,833.9)	(82.0)	(2,130.3)	(84.2)	(2,928.4)	(86.2)

Gross profit	401.9	18.0	400.1	15.8	467.7	13.8

Distribution costs	(161.8)	(7.2)	(151.7)	(6.0)	(150.3)	(4.4)
Administrative expenses before exceptional items	(65.9)	(2.9)	(45.7)	(1.8)	(48.8)	(1.5)
Exceptional administrative expenses	(24.6)	(1.1)	—	—	—	—
Other operating income	—	—	18.1	0.7	—	—

Operating profit	149.6	6.8	220.8	8.7	268.6	7.9
Share of operating profit of associate	0.6	—	0.6	—	0.5	—
Profit on disposal of fixed assets	1.9	—	1.3	—	—	—
Profit on disposal of business	—	—	0.1	—	—	—
Net finance charges	(72.7)	(3.3)	(64.5)	(2.5)	(46.7)	(1.4)

Profit on ordinary activities before taxation	79.4	3.5	158.3	6.2	222.4	6.5
Taxation on profit on ordinary activities	(40.4)	(1.8)	(7.7)	(0.3)	(54.5)	(1.6)

Profit on ordinary activities after taxation	39.0	1.7	150.6	5.9	167.9	4.9

     Year Ended December 31, 2004, Compared to Year Ended December 31, 2003

     Turnover. Turnover increased by €865.7 million, approximately 34.2% to €3,396.1 million for the year ended December 31, 2004 as compared to €2,530.4 million for the same period in 2003. This increase largely reflects an increase in sales volumes for phenol and acetone and increased sales prices for Ineos Phenol. Ineos Oxide has also experienced increased volumes and sales prices compared to 2003.

     Cost of sales. Cost of sales increased by €798.1 million, approximately 37.5% to €2,928.4 million for the year ended December 31, 2004 as compared to €2,130.3 million for the same period in 2003. This increase mainly reflects increased raw material prices in the Ineos Phenol and Ineos Oxide business segments, plus the increased volume sold in these segments.

     Gross profit. Gross profit increased by €67.6 million, approximately 16.9% to €467.7 million for the year ended December 31, 2004 as compared to €400.1 million for the same period in 2003. This increase is primarily due to increased volumes and increased sales prices, partially offset by increased raw material prices, particularly in the Ineos Phenol and Ineos Oxide business segments.

     Distribution costs. Distribution costs decreased by €1.4 million, approximately 0.9% to €150.3 million for the year ended December 31, 2004 as compared to €151.7 million for the same period in 2003. The slight decrease is mainly due to lower airfreight costs and a higher proportion of ex works sales in Ineos Silicas in 2004. This is partly offset by increased distribution costs due to higher sales volumes in Ineos Phenol.

     Administrative expenses. Administrative expenses increased by €3.1 million, approximately 6.8% to €48.8 million for the year ended December 31, 2004 as compared to €45.7 million for the same period in 2003. This is a result of income recognised in 2003 in Ineos Oxide, not repeated in 2004, plus decreased levels of currency retranslation gains in Ineos Phenol. There has also been a reduction of negative goodwill amortisation due to exchange rate retranslation in Ineos Phenol. This is offset by increased negative goodwill amortisation in Ineos Fluor due to accelerated amortisation of negative goodwill associated with the UK HFC 134a asset.

     Other operating income. On September 9, 2002 there was an explosion and fire at the Ineos Phenol plant in Mobile, USA. The relevant part of the plant was subsequently rebuilt and put back into full operation by January 2003. The claim was settled with our insurers and a final settlement of €18.1 million was received in 2003 in respect of business interruption as a result of the incident.

     Operating profit. Operating profit increased by €47.8 million, approximately 21.6% to €268.6 million for the year ended December 31, 2004 as compared to €220.8 million for the same period in 2003. The increase primarily reflects increased sales volumes and sales prices in Ineos Phenol and Ineos Oxide. This is partially offset by increased administration costs and the omission of business interruption insurance proceeds in 2004 compared to 2003.

     Share of operating profit of associate. Share of operating profit of associate remained consistent with €0.5 million for the year ended December 31, 2004 as compared to €0.6 million for the same period in 2003.

     Profit on disposal of fixed assets. Profit on disposal of fixed assets was €nil million for the year ended December 31, 2004, as compared to €1.3 million for the same period in 2003. In 2003 this represented the impact of the incident at our Ineos Phenol plant in Mobile, USA. In addition to the amounts received on account in 2002, a final amount of €1.3 million was received from insurers for property damage in 2003.

     Profit on disposal of business. On April 17, 2003 contracts were signed for the sale of Ineos Silicas Italia srl and the associated silicate business to its management. After expenses, €1.4 million sales proceeds were received. After taking into account net assets disposed of and associated goodwill, the profit on disposal was €0.1 million in 2003.

     Net finance charges. Net finance charges decreased by €17.8 million, approximately 27.6% to €46.7 million for the year ended December 31, 2004, as compared to €64.5 million for the same period in 2003. This decrease is a result of exchange gains of €6.3 million in 2004, compared to exchange losses of €1.9 million in 2003. In addition interest payable has reduced due to lower debt levels in 2004 compared to 2003 as a result of scheduled and voluntary debt repayments.

     Profit on ordinary activities before taxation. Profit on ordinary activities increased by €64.1 million, approximately 40.5% to €222.4 million for the year ended December 31, 2004, as compared to €158.3 million for the same period in 2003. This increase primarily reflects the increase in sales volumes and sales prices and the reduction of net finance charges due to lower levels of debt and exchange gains in the year. This increase is offset by the inclusion in 2003 of business interruption insurance proceeds of €18.1 million.

     Taxation. Taxation increased by €46.8 million, approximately 607.8% to €54.5 million for the year ended December 31, 2004, as compared to €7.7 million for the same period in 2003. This increase is due to an increase in profit made in 2004; a decrease in the level of non-taxable credits; plus an increase in deferred tax due to a reduction in the losses available for utilisation.

     Profit on ordinary activities after taxation. Profit on ordinary activities after taxation increased by €17.3 million, approximately 11.5% to €167.9 million for the year ended December 31, 2004, as compared to €150.6 million for the same period in 2003. This increase reflects the increase in sales volumes and sales prices and the reduction of net finance charges due to lower levels of debt and exchange gains in the year. This increase is offset by the inclusion in 2003 of business interruption insurance proceeds of €18.1 million; and additional taxation charges due to a decrease in the level of non-taxable credits and an increase in deferred tax due to a reduction in losses available for utilisation.

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

     Supplemental Disclosure

     Ineos Oxide—Results of Operations

     The following table sets forth, for the periods indicated, turnover and expenses and such amounts as a percentage of turnover:

	Year Ended December 31,
	2002		2003		2004
	€	%	€	%	€	%
	(in millions, except percentages)
Turnover	507.4	100.0	500.1	100.0	590.6	100.0
Cost of sales	(378.1)	(74.5)	(375.2)	(75.0)	(441.8)	(74.8)

Gross profit	129.3	25.5	124.9	25.0	148.8	25.2

Distribution costs	(50.7)	(10.0)	(47.7)	(9.5)	(47.8)	(8.1)
Administrative expenses	(13.4)	(2.6)	(7.1)	(1.4)	(10.6)	(1.8)
Exceptional administrative expenses	(0.1)	—	—	—	—	—

Operating profit	65.1	12.9	70.1	14.0	90.4	15.3

     Year Ended December 31, 2004, Compared to Year Ended December 31, 2003

     Turnover. Turnover increased by €90.5 million, approximately 18.1%, to €590.6 million for the year ended December 31, 2004, as compared to €500.1 million for the same period in 2003.

     This increase reflects 8.5% additional volume sold in 2004 compared to 2003, as a consequence of the Force Majeure declaration early 2003, due to a mechanical breakdown in the EO unit at the Antwerp plant. In addition the EO/EG unit was shutdown twice in 2003 for recatalyzation, as compared to only once in 2004. The additional capacity of EOA in our Plaquemine unit was available from late 2003. At the same time sales prices, especially EG, attained historical high levels due to the global shortage as a consequence of the fast growing Chinese imports.

     The average of the North Western Europe contract price for EO as per ICIS LOR increased to €1061 per tonne in 2004, as compared to €940 per tonne in 2003. Please note that the official ICIS LOR price for EO has been corrected downwards by €120 per tonne on April 14, 2004. For comparison reasons we have added back the €120 tonne, so the average official quoted ICIS LOR price for EO in 2004 equals €941 per tonne. Whereas the average North Western Europe prices for monoethylene glycol (MEG) as per ICIS LOR increased to €835 per tonne in 2004 as compared to €675 per tonne in 2003.

     Cost of sales. Cost of sales increased by €66.6 million, approximately 17.8%, to €441.8 million for the year ended December 31, 2004, as compared to €375.2 million for the same period in 2003. This increase primarily reflects the above mentioned volume increase in almost all business units, but mainly in EO, EOA’s, and EG and increasing raw material prices.

     The average of the ICIS North Western Europe contract price for ethylene increased to €631 per tonne in 2004, as compared to €527 per tonne in 2003.

     Gross profit. Gross profit increased by €23.9 million, approximately 19.1%, to €148.8 million for the year ended December 31, 2004, as compared to €124.9 million for the same period in 2003.

     This increase primarily reflects the increased volumes and increased sales prices partially offset by the increased raw materials prices. Due to the high margins on EG, some of the gross profit margin lost last year, was regained (0.2%). The business also received €5.0 million compensation from a supplier to settle a commercial dispute in 2004.

     Distribution costs. Distribution costs increased by €0.1 million, approximately 0.2%, to €47.8 million for the year ended December 31, 2004, as compared to €47.7 million for the same period in 2003. The increase reflects the increase in volumes sold, almost completely offset by the continued efforts to reduce distribution costs through an improved supply chain.

     Administrative expenses. Administrative expenses increased by €3.5 million, approximately 49.3%, to €10.6 million for the year ended December 31, 2004, as compared to €7.1 million for the same period in 2003. Due to other income recorded in 2003 for a one-off sale of a piece of land to a co-siting third party, and a business interruption insurance settlement related to the ENB accident, the increase does not reflect the results of our fixed costs savings programme. However by comparing current year expenditure with 2002, we clearly see a reduction of administration expenses by 20.9% over two years.

     Operating profit. Operating profit increased by €20.3 million, approximately 29.0%, to €90.4 million for the year ended December 31, 2004, as compared to €70.1 million for the same period in 2003. The increase reflects the sustainable Oxide business, an EG market at its peak of the cycle and the continuous efforts to keep our cost base under control.

     Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

     Turnover. Turnover decreased by €7.3 million, approximately 1.4%, to €500.1 million for the year ended 31 December, 2003, as compared to €507.4 million for the same period in 2002.

     This decrease reflects a 5% reduction in volume sold in 2003 compared to 2002, as a consequence of the Force Majeure declaration early 2003, due to a mechanical breakdown in the EO unit at the Antwerp plant and the fact that the EO/EG unit was shutdown twice in 2003 for recatalyzation, as compared to once in 2002. This decrease in volume was partially offset by an increase in sales prices, especially MEG, due to the global shortage.

     The average of the North Western Europe contract price for EO as per ICIS LOR increased to €940 per tonne in 2003, as compared to €915 per tonne in 2002. Whereas the average North Western Europe prices for monoethylene glycol (MEG) as per ICIS LOR increased to €675 per tonne in 2003 as compared to €520 per tonne in 2002.

     Cost of sales. Cost of sales decreased by €2.9 million, approximately 0.8%, to €375.2 million for the year ended December 31, 2003, as compared to €378.1 million for the same period in 2002. This decrease primarily reflects the above mentioned volume reduction, mainly in EO and EG offset by increased sales volumes of Alkoxylates, EOA and ENB and increasing raw material prices.

     The average of the ICIS North Western Europe contract price for ethylene increased to €527 per tonne in 2003, as compared to €517 per tonne in 2002.

     Gross profit. Gross profit decreased by €4.4 million, approximately 3.4%, to €124.9 million for the year ended December 31, in 2003, as compared to €129.3 million for the same period in 2002. This decrease primarily reflects the decreased volumes and increased raw material prices partially offset by the increased sales prices. Due to the weak economic environment, margins were under pressure which is reflected in the loss of 0.5% of gross profit.

     Distribution costs. Distribution costs decreased by €3.0 million, approximately 5.9%, to €47.7 million for the year ended December 31, 2003, as compared to €50.7 million for the same period in 2002. The decrease reflects the decrease in volumes sold and the continued efforts to reduce distribution costs by making the supply chain more efficient.

     Administrative expenses. Administrative expenses decreased by €6.3 million, approximately 47.0%, to €7.1 million for the year ended December 31, 2003, as compared to €13.4 million for the same period in 2002. The decrease reflects the results of our fixed costs savings programme by sharing services with other business and other income recorded through the year for a one-off sale of a piece of land to a co-siting third party and a business interruption insurance settlement related to the ENB accident in 2002.

     Operating profit. Operating profit increased by €5.0 million, approximately 7.7%, to €70.1 million for the year ended December 31, 2003, as compared to €65.1 million for the same period in 2002. The increase reflects the sustainable Oxide business and the efforts to keep our cost base under control in a weak business environment.

     Ineos Phenol—Results of Operations

     The following table sets forth, for the periods indicated, turnover and expenses and such amounts as a percentage of turnover:

	Year Ended December 31,
	2002		2003		2004
	€	%	€	%	€	%
	(in millions, except percentages)
Turnover	1,189.0	100.0	1,542.3	100.0	2,316.5	100.0
Cost of sales	(1,084.5)	(91.2)	(1,397.5)	(90.6)	(2,121.6)	(91.6)

Gross profit	104.5	8.8	144.8	9.4	194.9	8.4

Distribution costs	(63.6)	(5.3)	(61.1)	(4.0)	(62.2)	(2.7)
Administrative expenses	7.4	0.6	4.3	0.3	0.1	—
Exceptional administrative expenses	(6.1)	(0.5)	—	—	—	—
Other operating income	—	—	18.1	1.2	—	—

Operating profit	42.2	3.6	106.1	6.9	132.8	5.7

     Year Ended December 31, 2004, Compared to Year Ended December 31, 2003

     Turnover. Turnover increased by €774.2 million, approximately 50.2%, to €2,316.5 million for the year ended December 31, 2004, as compared to €1,542.3 million for the same period in 2003. This increase reflects increased sales volumes for both phenol and acetone linked with increased utilisation levels at all three production facilities, together with increased sales prices.

     Western European phenol and acetone prices (per CMAI) increased to €1,008 per metric tonne and to €657 per metric tonne, respectively, for the year ended December 31, 2004, as compared to €724 per metric tonne and €556 per metric tonne, respectively, for the same period in 2003. US phenol and acetone prices (per CMAI) increased to $1,122 per metric tonne and $770 per metric tonne, respectively, for the year ended December 31, 2004, as compared to $901 per metric tonne and $548 per metric tonne, respectively, for the same period in 2003.

     Cost of sales. Cost of sales increased by €724.1 million, approximately 51.8%, to €2,121.6 million for the year ended December 31, 2004, as compared to €1,397.5 million for the same period in 2003. This increase mainly reflects increased raw material prices and a higher raw material consumption due to higher plant utilisation.

     Western European benzene and propylene contract prices (per CMAI) increased to €676 per metric tonne and €551 per metric tonne, respectively, for the year ended December 31, 2004, as compared to €415 per metric tonne and €476 per metric tonne, respectively, for the same period in 2003. US benzene and propylene contract prices (per CMAI) increased to $864 per metric tonne and

$737 per metric tonne, respectively, for the year ended December 31, 2004, as compared to $462 per metric tonne and $497 per metric tonne, respectively, for the same period in 2003.

     Gross profit. Gross profit increased by €50.1 million, approximately 34.6% to €194.9 million for the year ended December 31, 2004, as compared to €144.8 million for the same period in 2003. This increase reflects the increase in sales volume and increased sales prices, partially offset by increased costs of sales due to higher raw material consumption and increased raw material prices.

     Distribution costs. Distribution costs increased by €1.1 million, approximately 1.8%, to €62.2 million for the year ended December 31, 2004, as compared to €61.1 million for the same period in 2003. This increase is a combination of increased distribution costs as a result of higher sales volumes partially offset by the favourable impact of exchange rate retranslation as a result of a stronger euro against the US dollar, together with reduced fixed cost as a result of our continuing cost saving projects.

     Administrative expenses. Administration expenses, including the amortisation of negative goodwill, increased by €4.2 million, approximately 97.7%, to a credit of €0.1 million for the year ended December 31, 2004, as compared to a credit of €4.3 million of the same period in 2003. This increase is due to a reduction in negative goodwill amortisation of €1.7 million as a result of exchange rate retranslation, together with decreased levels of currency translation gains made in 2004 as compared to 2003.

     Other operating income. Other operating income decreased by €18.1 million for the year ended December 31, 2004, to exactly €nil, as compared to €18.1 million for the same period in 2003. This income represented the business interruption insurance proceeds recognised in the year ended December 31, 2003, following the incident at the Mobile plant in September 2002. There has been no comparable income in the period ended December 31, 2004.

     Operating profit. Operating profit increased by €26.7 million, approximately 25.2%, to €132.8 million for the year ended December 31, 2004, as compared to €106.1 million for the same period in 2003. This increase primarily reflects increased sales volumes and sales prices, combined with costs savings, partially offset by increased distribution costs and the omission of business interruption insurance proceeds in 2004 as compared to 2003.

Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

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

     Ineos Fluor—Results of Operations

     The following table sets forth, for the periods indicated, turnover and expenses for Ineos Fluor and such amounts as a percentage of turnover.

	Year Ended December 31,
	2002		2003		2004
	€	%	€	%	€	%
	(in millions, except percentages)
Turnover	304.8	100.0	273.8	100.0	275.5	100.0
Cost of sales	(227.3)	(74.6)	(224.2)	(81.9)	(225.9)	(82.0)

Gross profit	77.5	25.4	49.6	18.1	49.6	18.0

Distribution costs	(22.6)	(7.4)	(21.1)	(7.7)	(21.3)	(7.7)
Administrative expenses	(18.2)	(6.0)	(4.9)	(1.8)	(1.0)	(0.4)
Exceptional administrative expenses	(1.7)	(0.5)	—	—	—	—

Operating profit	35.0	11.5	23.6	8.6	27.3	9.9

     Year Ended December 31, 2004, Compared to Year Ended December 31, 2003

     Turnover. Turnover increased by €1.7 million, approximately 0.6%, to €275.5 million for the year ended December 31, 2004, as compared to €273.8 million for the same period in 2003. The increase reflects record sales volumes on HCFC 134a, A22 and HFC Blends but this was offset by the impact of a stronger euro when compared to the US dollar.

     Cost of sales. Cost of sales increased by €1.7 million, approximately 0.8%, to €225.9 million for the year ended December 31, 2004, as compared to €224.2 million for the same period in 2003. The increase reflects the extra volumes sold and additional accelerated depreciation of €6.5 million on the UK HFC 134a asset offset by a stronger euro when compared to the US dollar. The UK HFC 134a asset was closed in September 2004 to enable its conversion to an HFC 125 asset.

     Gross profit. Gross profit was unchanged at €49.6m in 2004 and 2003.

     Distribution costs. Distribution costs increased by €0.2 million, approximately 0.9%, to €21.3 million for the year ended December 31, 2004, as compared to €21.1 million for the same period in 2003. This increase reflects the growth in volumes sold.

     Administrative expenses. Administrative expenses, including research and development activities and other operating income, decreased by €3.9 million, approximately 79.6%, to €1.0 million for the year ended December 31, 2004, as compared to €4.9 million for the same period in 2003. Administrative expenses include a €24.9 million credit for amortization of negative goodwill for the year ended December 31, 2004 as compared to €20.0 million for the same period in 2003. The increase in amortisation is mainly due to accelerated amortisation of the negative goodwill associated with the UK HFC 134a asset up to its planned closure in September 2004.

     Operating profit. Operating profit increased by €3.7 million, approximately 15.7%, to €27.3 million for the year ended December 31, 2004 as compared to €23.6 million for the same period in 2003. This increase is primarily due to the reduction in administrative expenses in 2004 as compared to 2003.

     Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

     Turnover. Turnover decreased by €31.0 million, approximately 10.2%, to €273.8 million for the year ended December 31, 2003, as compared to €304.8 million for the same period in 2002. The decrease reflects increased volumes of industrial grade HFC134a and HCFCs offset by lower prices and a stronger euro when compared to the US dollar.

     Cost of sales. Cost of sales decreased by €3.1 million, approximately 1.4%, to €224.2 million for the year ended December 31, 2003, as compared to €227.3 million for the same period in 2002. The decrease reflects increased volumes of industrial grade HFCs and HCFCs and additional accelerated depreciation of €8.1 million on the UK HFC 134a asset which was offset by a stronger euro when compared to Sterling and the US dollar.

     Gross profit. Gross profit decreased by €27.9 million, approximately 36.0%, to €49.6 million for the year ended December 31, 2003, as compared to €77.5 million for the same period in 2002. The decrease reflects increased volumes of industrial grade HFC 134a and HCFCs offset by lower prices, additional accelerated depreciation on the UK HFC 134a asset and by a stronger euro when compared to the US dollar.

     Distribution costs. Distribution costs decreased by €1.5 million, approximately 6.6%, to €21.1 million for the year ended December 31, 2003, as compared to €22.6 million for the same period in 2002. The decrease reflects the impact of the stronger euro when compared to US dollar offset by additional distribution costs associated with increased volumes.

     Administrative expenses. Administrative expenses, including research and development activities and other operating income, reduced by €13.3 million, approximately 73.1%, to €4.9 million for the year ended December 31, 2003, as compared to €18.2 million for the same period in 2002. Administrative expenses include a €20.0 million credit for amortization of negative goodwill for the year ended December 31, 2003 as compared to €12.5 million for the same period in 2002. The increase in amortisation is mainly due to accelerated amortisation of the negative goodwill associated with the UK HFC 134a asset. The underlying decrease in administrative expenses reflects the impact of the ongoing fixed cost reductions and the stronger euro when compared to the US dollar.

     Exceptional administrative expenses. Exceptional administrative expenses in 2002 were €nil, compared to €1.7 million in 2002. The 2002 costs primarily reflect severance payments and other redundancy-related costs incurred in connection with business restructuring.

     Operating profit. Operating profit reduced by €11.4 million, approximately 32.6%, to €23.6 million for the year ended December 31, 2003 as compared to €35.0 million for the same period in 2002.

     Ineos Silicas—Results of Operations

     The following table sets forth, for the periods indicated, turnover and expenses and such amounts as a percentage of turnover.

	Year Ended December 31,
	2002		2003		2004
	€	%	€	%	€	%
	(in millions, except percentages)
Turnover	234.6	100.0	214.2	100.0	213.5	100.0
Cost of sales	(144.0)	(61.4)	(133.4)	(62.3)	(139.1)	65.2

Gross profit	90.6	38.6	80.8	37.7	74.4	34.8

Distribution costs	(24.9)	(10.6)	(21.8)	(10.2)	(19.0)	(8.9)
Administrative expenses	(41.7)	(17.8)	(38.0)	(17.7)	(37.3)	(17.4)
Exceptional administrative expenses	(16.7)	(7.1)	—	—	—	—

Operating profit	7.3	3.1	21.0	9.8	18.1	8.5

     Year ended December 31, 2004, Compared to year ended December 31, 2003

     Turnover. Turnover decreased by €0.7 million, approximately 0.3%, to €213.5 million for the year ended December 31, 2004, as compared to €214.2 million for the same period in 2003. Translated at constant exchange rates, turnover increased by 1.0%, with all regions except Europe growing year on year. In Europe, the sales decline was mostly isolated to a few key customers in Northern Europe. Sales of precipitated silicas to Unilever were lower than last year, as they have sourced more product from alternative suppliers, particularly from India. Sales of zeolite to Unilever declined, where we believe this is due to lower consumer sales of Unilever detergent powders. Sales of silica gel for beverage applications in Germany were also lower in 2004. This is a result of a major beer distributor / re-packer of our products ending a long-standing supply agreement. Growth of sales in North America is mostly a result of supplying Procter and Gamble in the US.

     Cost of sales. Cost of sales increased by €5.7 million, approximately 4.3%, to €139.1 million for the year ended December 31, 2004, as compared to €133.4 million for the same period in 2003. This increase occurred mostly in quarter four 2004, most of which is a result of higher raw material and utility costs. In addition, repairs and maintenance spend in 2004 has been higher than last year.

     Gross profit. Gross profit decreased by €6.4 million, approximately 7.9%, to €74.4 million for the year ended December 31, 2004, as compared to €80.8 million for the same period in 2003. This decrease is largely due to higher raw material and utility costs eroding product contribution margins.

     Distribution costs. Distribution costs decreased by €2.8 million, approximately 12.8%, to €19.0 million for the year ended December 31, 2004, as compared to €21.8 million for the same period in 2003. Lower airfreight costs in 2004 and a higher proportion of ex works sales are the key factors behind the decrease.

     Administrative expenses. Administrative expenses decreased by €0.7 million, approximately 1.8%, to €37.3 million for the year ended December 31, 2004, as compared to €38.0 million for the same period in 2003.

     Operating profit. Operating profit decreased by €2.9 million, approximately 13.8% to €18.1 million for the year ended December 31, 2004, as compared to €21.0 million for the same period in 2003. This decrease is largely due to higher raw material and utility costs, partially offset by reduced distribution costs.

     Year ended December 31, 2003, Compared to year ended December 31, 2002

     Turnover. Turnover decreased by €20.4 million, approximately 8.7%, to €214.2 million for the year ended December 31, 2003, as compared to €234.6 million for the same period in 2002. Of the €20.4 million shortfall compared to last year, approximately €18.7 million was due to the impact of exchange translation differences in 2003 compared to 2002. The disposal of the silicate business in Italy in April 2003 reduced sales by €1.8 million as compared to 2002. At constant exchange rates, global sales of zeolite were behind the levels achieved in 2002, despite an increase in turnover from the European assets of 2.2%. Sales into North America declined as a result of lower demand from our key customer. As a result of the US dollar and sterling softening against the euro in 2003, global silicas turnover decreased in 2003. However, at constant translation exchange rates, underlying turnover increased by 5.5%.

     Cost of sales. Cost of sales decreased by €10.6 million, approximately 7.4%, to €133.4 million for the year ended December 31, 2003, as compared to €144.0 million for the same period in 2002. Most of the decrease relates to exchange translation differences. Additionally, underlying operating costs were lower in 2003, although the higher gas prices experienced in 2003, particularly in North America, reduced the impact of the cost savings.

     Gross profit. Gross profit decreased by €9.8 million, approximately 10.8%, to €80.8 million for the year ended December 31, 2003, as compared to €90.6 million for the same period in 2002. Exchange translation differences account for most of the shortfall.

     Distribution costs. Distribution costs decreased by €3.1 million, approximately 12.4%, to €21.8 million for the year ended December 31, 2003, as compared to €24.9 million for the same period in 2002. The decrease is mainly due to exchange rate translation, lower global silicate sales and the lower zeolite volumes in North America, offset by costs of additional silica sales in 2003.

     Administrative expenses. Administrative expenses decreased by €3.7 million, approximately 8.9%, to €38.0 million for the year ended December 31, 2003, as compared to €41.7 million for the same period in 2002. The decrease is a result of the restructuring program and the benefit of exchange rate translation.

     Exceptional administrative expenses. Exceptional administrative expenses in 2003 were €nil, compared to €16.7 million in 2002. The costs charged in 2002 reflect the anticipated severance and other redundancy related costs of the global restructuring program.

     Operating profit. Operating profit increased by €13.7 million, approximately 187.7%, to €21.0 million for the year ended December 31, 2003, as compared to €7.3 million for the same period in 2002. Excluding exceptional administrative expenses, operating profit decreased by €3.0 million, approximately 12.5%, to €21.0 million for the year ended December 31, 2003, as compared to €24.0 million for the same period in 2002.

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

     The amounts recognised in the financial statements related to pension and other post-retirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including expected return on plan assets, discount rates at which the liabilities could be settled at December 31, 2004, rate of increase in future compensation levels and health care cost trend rates. These assumptions are updated annually and are disclosed in Note 30 to the financial statements. These assumptions have been discussed with the actuaries and we believe that based on our mix of equities and bonds and the inflation assumptions used that the rates applied are appropriate. Future actuarial pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the population of participants in the pension plans.

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

     In connection with the acquisitions of Ineos Fluor, Ineos Silicas and Ineos Phenol, we incurred substantial debt. As of December 31, 2004, our total debt is €681.9 million. Accordingly, we are highly leveraged and have significant debt service obligations.

     Our debt consists mainly of amounts borrowed under the Senior Credit Facilities as well as the Senior Notes. Borrowings under the Senior Credit Facilities bear interest at a floating rate based on LIBOR or EURIBOR plus an applicable margin. The Senior Notes bear interest at a fixed rate of 10 1/2% per annum. Our net interest costs during the year ended December 31, 2004, were €46.7 million.

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

     Over the next few years, our main capital expenditure requirements will be for general maintenance together with specific capacity expansion projects. During the years ended December 31, 2003 and 2004, capital expenditures in our four businesses were as follows:

	2003	2004
	(€ in millions)
Ineos Oxide	13.8	15.9
Ineos Phenol	17.8	25.7
Ineos Fluor	7.3	21.5
Ineos Silicas	17.7	13.7

	56.6	76.8

     We currently anticipate that our capital expenditure will be in the aggregate approximately €150.0 million through 2005. The increase in capital expenditure reflects our anticipated capacity expansions in EO in Antwerp, phenol in both Antwerp and Mobile and the conversion of the HFC 134a plant to HFC 125 production in Runcorn.

     We have agreed to participate in the revised funding package to construct new cellrooms at Ineos Chlor’s site at Runcorn, England. Ineos Chlor is a related party. We have made available facilities to Ineos Chlor of up to £130.0 million (€183.0 million) in the form of interest bearing loans with final maturity in 2010. It is anticipated that most of this facility will be drawn down through 2005 and 2006 as the project progresses. At December 31, 2004, loans totalling €31.8 million were owed to us by Ineos Chlor Limited.

     We intend to finance our liquidity requirements primarily with cash generated from operating activities, as well as with borrowings under our €75 million revolving credit facility, which is governed by the Senior Credit Facilities. The company has drawn down €28 million as at December 31, 2004. The availability of amounts under the Senior Credit Facilities is subject to compliance with financial and other covenants contained therein. In February 2005 we signed an Interim Finance Facility for €150.0 million. This additional facility will help to finance our planned capacity increases across the businesses, together with our commitment to Ineos Chlor during 2005.

     During the years ended December 31, 2003 and 2004, cash flows from operating activities in each of our businesses were as follows:

	2003	2004
	(€ in millions)
Ineos Oxide	90.0	83.8
Ineos Phenol	92.6	65.1
Ineos Fluor	52.0	41.1
Ineos Silicas	33.6	24.0

	268.2	214.0

     The cash flow for Ineos Phenol in 2003 includes the benefit of the receipt of €18.1 million in insurance settlement proceeds from the Mobile incident. Ineos Phenol also experienced a significant increase in working capital during 2004 as a result of significant increases in raw material prices in the year, which reduced the segment’s operating cash flows.

          Our working capital requirements fluctuate due to changes in raw material costs, resulting in higher inventory and accounts receivable, as well as due to growth in sales.

          We held cash balances of €79.5 million as at December 31, 2004, and we had drawings of €28 million under the €75 million revolving credit facility. The Company repaid a total of €103.9 million of the Senior Credit Agreement in the year ended December 31, 2004. Net debt as at December 31, 2004 was €602.4 million (December 31, 2003: €607.9 million).

          We believe that our cash flows from operations, together with borrowings under the revolving credit facility, the interim finance facility and the ancillary facilities, will be sufficient for our operating needs (other than future acquisitions) and debt service requirements as they become due for the foreseeable future. Our future operating performance and ability to service or refinance our existing debt, including the Senior Notes, will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. See Item 3.D. in this annual report titled “Risk Factors” for additional disclosure.

          Recent Accounting Developments

          In May 2004, the FASB issued FASB Staff Position (“FSP”) 106-2, Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) (which supersedes FSP 106-1). This FSP addresses the accounting implications of the newly issued Act to an entity that sponsors a post-retirement health care plan that provides prescription drug benefits. This Act, signed into law in December 2003 in the United States, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of certain retiree health care benefit plans. The FSP states that FASB Statement No. 106 specifies that health care coverage provided by Medicare shall be taken into account in measuring the employer’s post retirement health care benefit obligation. It also requires presently enacted changes in relevant laws to be considered in the current period measurements of net periodic post-retirement benefit cost and the accumulated post-retirement obligation (“APBO”). Therefore, under that guidance, measures of the APBO and net periodic post-retirement benefit cost on or after the date of enactment shall reflect the effects of the Act. The FSP is effective for the first interim or annual period beginning after June 15, 2004. The Company is currently evaluating the impact of this FSP on its results of operations and financial position.

          In November 2004, the FASB issued SFAS 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4. FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material and requires that these items be recognised as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The effective date is for inventory costs incurred during fiscal years beginning after June 15, 2004. The Company is currently evaluating the impact of this statement but does not believe that any impact will be material.

          In December 2004, the FASB issued SFAS 123 (revised 2004), Share Based Payment, which supersedes SFAS 123. The cost of employee services received in exchange for an award of equity instruments shall be measured based on the grant-date fair value of those instruments. The cost is recognised over the period during which an employee is required to provide service in exchange for the award. The effective is as of the beginning of the first annual reporting period that begins after December 15, 2005. The Company is currently evaluating the impact of this statement on its results of operations and financial position.

          In December 2004 the FASB issued Financial Accounting Standard No. 153, Exchanges of Non-monetary Assets (FAS 153). FAS 153 amends APB Opinion No. 29, Accounting for Non-monetary Transactions, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for the Group for the year ended December 31, 2005. We are currently evaluating the possible impact of this pronouncement for the Group.

          The European Parliament and Council of the European Union issued a regulation in 2002 that will require all EU listed companies to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) rather than the existing national GAAP. This regulation applies to Ineos Group Holdings as our Senior Notes are listed on the Luxembourg stock exchange. The regulation takes effect for the accounting periods beginning on or after January 1, 2005 and consequently the accounting framework under which the Company reports will change. The Company will produce its consolidated financial statements in accordance with IFRS for the year ended December 31, 2005. We are currently evaluating the areas that will be most affected by the adoption of IFRS, including assessing the impact on our underlying systems and financial statements and our US GAAP reconciliations.

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

          Ineos Phenol’s research and development department, located in Gladbeck, employs six experienced research and development professionals. Current research and development efforts are focused on two areas: the optimisation of the current cumene oxidation process and the development of proprietary process technology for the acetone-free production of phenol. In 2004, Ineos Phenol spent €1.7 million (2003: €1.8 million; 2002: €1.1 million) on research and development activities.

          Ineos Fluor’s research and development team, which consists of 26 employees, developed the first HFC 134a production process, which is the process used for most of the HFC 134a production world-wide, and serves as a platform for Ineos Fluor’s growth and diversification into innovative new products and markets. The team has received awards for its technical achievements, including the MacRobert and Kirkpatrick awards for technical innovation in recognition of its achievements in the development of HFCs. Current programs include the development of a medical products business. In 2004, Ineos Fluor charged €2.3 million (2003: €3.2 million; 2002: €3.8 million) on research and development activities.

          Ineos Silicas currently has approximately 57 employees involved in product development, manufacturing support and technical service. Research and development activities are centred at the Warrington facility, with a small research and development facility in Eijsden and technical service specialists located worldwide. In 2004, Ineos Silicas charged €4.9 million (2003: €3.8 million; 2002: €4.1 million) on research and development activities, which were principally focused on developing new products for variants of A24 zeolite and new applications for its silicas products.

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

     F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     Our total committed contracts that will affect cash over the next five years and thereafter is as follows:

	Expected Cash Payments by Year
	(in € millions)
						After
	2005	2006	2007	2008	2009	2009	Total
Contractual commitments

Senior credit facilities	95.5	67.4	97.2	122.8	46.2	—	429.1

Other loan	—	—	—	—	—	1.1	1.1

Finance lease obligations	0.8	1.4	0.4	0.4	0.3	1.2	4.5

Senior Notes	—	—	—	—	—	260.0	260.0

Operating lease commitments	15.7	8.0	6.5	5.2	3.7	29.0	68.1

Capital expenditure	29.9	—	—	—	—	—	29.9
Non-cancellable purchase contracts	1,659.6	993.4	940.3	438.1	313.2	324.0	4,668.6

	1,801.5	1,070.2	1,044.4	566.5	363.4	615.3	5,461.3

          Finance lease payments are stated gross of interest payable. Future non-cancellable purchase commitments relate to raw material purchases where the Company has entered into purchase commitments to purchase a minimum volume at contracted rates at the time of purchase. In the table above, prices as at December 31, 2004 have been used. Due to the significant increase in raw material prices experienced during 2004 the commitments under purchase contracts has increased considerably compared to the estimated purchase commitments as at December 31, 2003.

     G. SAFE HARBOUR

          The safe harbour provided in Section 21E of the Securities Exchange Act of 1934 applies to the forward-looking information provided pursuant to item 5.F above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. DIRECTORS AND SENIOR MANAGEMENT

          Directors and Executive Officers of Ineos Group Holdings

          The following table sets forth the name, age (as of December 31, 2004) and principal position of each of our directors and executive officers:

Name	Age	Position
James A. Ratcliffe	52	Chairman
Andrew Currie	49	Director
Antoine Verrijckt	57	Director
John Reece	47	Director
William Madden	70	Director
William Reid	41	CEO-Ineos Oxide
Peter Bickert	49	CEO-Ineos Phenol
David Price	52	CEO-Ineos Fluor
Brian Foster	47	CEO-Ineos Silicas

          James A. Ratcliffe has been a director and the Chairman of Ineos Group Holdings and the Chairman of Ineos Capital since 1998. Mr. Ratcliffe, who has 28 years experience in the chemicals industry, is experienced in managing buyouts of chemical companies. In 1992 he led the successful buyout of Inspec Group plc. In 1998 he left Inspec to lead the acquisition of Ineos plc (now Ineos Oxide) from Inspec. Mr. Ratcliffe started his career with Exxon Chemicals before moving to Courtaulds. He then completed his MBA at London Business School before joining Advent International and then Inspec.

          Andrew Currie has been a director of Ineos Capital since 1999. He serves as Chairman of Ineos Fluor and Ineos Silicas. He was previously Managing Director, Laporte Performance Chemicals, having served as a director of the Inspec Group from 1994 until the Laporte acquisition of Inspec in 1998. Mr. Currie has a degree in natural sciences from Cambridge University and spent the first 15 years of his career with BP Chemicals in various technical and business management functions.

          Antoine Verrijckt has been a director of Ineos Capital since 1999. He became a director of Ineos NV, the operating subsidiary of Ineos Oxide, in 1998. He served as Operations Director-Chemicals for Inspec Belgium from 1995 to 1998 and as Operations Manager-Chemicals for BP Chemicals Belgium from 1992 to 1995. Mr. Verrijckt is the Chairman of Ineos Oxide and Ineos Phenol. Mr. Verrijckt has a degree in chemistry from the University of Ghent, and has over 33 years in the chemicals industry.

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

          William Reid has been the CEO of Ineos Oxide since March 2001. Prior to that time, he served as Business Director-Ineos Oxide from January, 2000 to March, 2001 and as Business Manager-EO/Glycols from 1998 to 2000. Prior to joining Ineos Oxide, Dr. Reid held various technical and business positions with Inspec, Uniroyal, ICI and BP Chemicals. Dr. Reid holds a PhD in chemistry from Aberdeen University and has 15 years experience in the petrochemicals industry.

          Peter Bickert has been the CEO of Ineos Phenol since September 2001. Prior to that time, he served as President and CEO of Ineos Phenol’s U.S. subsidiary (formerly Phenolchemie Inc.) from 1997 to 2001. Prior to joining Ineos Phenol in 1997, Dr. Bickert held various technical and business positions with Hüls AG. Dr. Bickert holds a PhD in chemistry/chemical engineering from the Technical University in Darmstadt, Germany, an M.B.A. from Rutgers, New Jersey, United States, and has 19 years experience in the chemicals industry.

          David Price has been the CEO of Ineos Fluor since 2004. Prior to that time, he held a number of senior positions within the business, which he joined in 1989. Prior to joining Ineos Fluor, Mr. Price was with ICI’s Chemicals and Polymers Group and prior to that Courtaulds Limited. Mr. Price has a degree in chemical engineering from Bath University and has over 30 years experience in the chemicals industry.

          Brian Foster has been the CEO of Ineos Silicas since May 2001. Prior to that time, Mr. Foster served as General Manager-Performance Chemicals for Laporte. Mr. Foster had held various technical and business positions at BP Chemicals and Inspec, where he was a founding member of the management team. He has a degree in chemistry from Nottingham University and has 24 years experience in the petrochemical industry.

          All of our directors and senior managers have their business address at our principal executive offices: Hawkslease, Chapel Lane, Lyndhurst, Hampshire SO43 7FG, United Kingdom.

     B. COMPENSATION

          An aggregate of €0.9 million was paid to our executive officers and directors in their capacity as directors and officers of Ineos Group Holdings in 2004. Directors who are also our employees receive no remuneration for serving as directors.

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

     D. EMPLOYEES

          As of December 31, 2004, Ineos Oxide had 546 employees, Ineos Phenol had 637 employees, Ineos Fluor had 346 employees and Ineos Silicas had 901 employees. The table below shows the number of employees, including distribution by sector, at year-end for the years indicated:

	At December 31,
	2002	2003	2004
Ineos Group Holdings employees	2,494	2,442	2,430
Of which
Administrative/ Sales and marketing	463	427	637
Research and development	120	118	111
Operations and manufacturing	1,911	1,897	1,682

          The following chart shows our employees by geographic distribution at the dates indicated:

	At December 31,
	2002	2003	2004
Ineos Group Holdings
Europe	1,825	1,783	1,761
United States	385	385	385
Asia/Pacific and rest of the world	284	274	284

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

          Historically, we have enjoyed good labour relations and we are committed to maintaining these relationships. There have been no work stoppages or strikes at any of our sites during the past five years. We take a constructive approach to union relationships where there are unionised sites, and have been able to secure the co-operation of both unions and the workforce with regard to significant changes and the process of continuous improvement.

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

          The following table sets forth information regarding the ownership of our share capital, as of February 28, 2005, by the following:

•	each person or group known by us to be the owner of 5% or more of the share capital of Ineos Group Limited; and

•	all directors of Ineos Group Limited.

	Number of		Number of		Number of		Number of		Percentage of
	Oxide		Phenol		Fluor		Silicas		Total Ineos
	Tracking		Tracking		Tracking		Tracking		Group Limited
	Shares		Shares		Shares		Shares		Share Capital
James A. Ratcliffe	10,125,000	(1)	7,972,500	(2)	7,972,500	(2)	7,972,500	(2)	56.7	%(3)
Antoine Verrijckt	300,000		914,980		914,980		914,980		5.1%
Andrew Currie	200,000		869,990		869,990		869,990		4.7%
John Reece	—		780,000		780,000		780,000		3.9%
William Madden	74,500		277,220		277,220		277,220		1.5%
Other Shareholders	4,360,500	(4)	4,185,310	(5)	4,185,310	(6)	4,185,310	(7)	28.1%
TOTAL	15,060,000		15,000,000		15,000,000		15,000,000		100.0	%(8)

(1)	Includes 750,000 Oxide tracking shares that are held by Cannon Nominees Limited, a trust established for the benefit of family members and other associates of Mr. Ratcliffe and over which Mr. Ratcliffe exercises control.

(2)	Includes 337,610 tracking shares that are held by Cannon Nominees Limited.

(3)	Excluding the 150,950 Ineos Oxide US tracking shares, 440,942 Ineos Phenol tracking shares, 539,754 Ineos Fluor tracking shares and 440,942 Ineos Silicas tracking shares which have been authorised but have not yet been issued, Mr. Ratcliffe owns 57.7% of Ineos Group Limited’s share capital, the other directors of Ineos Group Limited own 15.4% and other shareholders own 26.9%.

(4)	Includes (A) 1,480,600 Oxide tracking shares held by Ineos Trustees Limited, trustees of a trust established for the benefit of employees of Ineos Oxide’s European business in 1999, and (B) 150,950 Ineos Oxide US tracking shares which have been authorised but have not yet been issued.

(5)	Includes 440,942 shares which have been authorised but have not yet been issued.

(6)	Includes 539,754 shares which have been authorised but have not yet been issued.

(7)	Includes 440,942 shares which have been authorised but have not yet been issued.

(8)	Our share capital is held for record by two holders in the United States, who together hold in the aggregate approximately 0.11% of our total share capital.

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

     B. RELATED PARTY TRANSACTIONS

          Relationship with Ineos Capital and Ineos Group Limited

          We have entered into a nine-year management services arrangement with Ineos Capital Partners pursuant to which we receive certain management services, as well as strategic support and direction, in exchange for an annual management fee of up to €8 million (index-linked). The amount paid is reduced if we fail to achieve certain financial targets. At December 31, 2004 amounts owed to Ineos Capital were €5.4 million (2003: €6.1 million).

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

          In 2000, Ineos Oxide made a loan in the amount of €15.3 million to Ineos Group Limited to enable Ineos Group Limited to repurchase all of the equity interests in Ineos Group Limited held by Murray Johnstone Limited. This loan is non-interest bearing. The outstanding balance of the loan as of December 31, 2004 was €15.3 million.

          During 2004, Ineos Oxide paid management and directors fees to Ineos Group Holdings in the amount of €0.9 million.

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

          The Group has made sales to Ineos Chlor of €1.2 million (2003: €0.3 million), recovered costs of €2.7 million (2003: €4.6 million) and made purchases of €37.3 million (2003: €32.2 million) during the year. At December 31, 2004 €2.9 million (2003: €6.6 million) was owed to and €0.7 million (2003: €nil million) was owed by Ineos Chlor.

          We have agreed to participate in the revised funding package to construct new cellrooms at Ineos Chlor’s site at Runcorn, England. We have made available facilities to Ineos Chlor of £130.0 million (€183.0 million) in the form of interest bearing loans with final maturity in 2010. At December 31, 2004 loans totalling €31.8 million were owed by Ineos Chlor.

          Relationship with EVC

          The partners of Ineos Capital own a controlling interest in Ineos Vinyls Group Limited. Ineos Vinyls Group Limited also has certain common directors with the Company. We have made sales to EVC International NV, a subsidiary of Ineos Vinyls Group Limited, of €0.3 million (2003: €nil million), recovered costs of €0.9 million (2003: €nil million) and made purchases of €1.7 million (2003: €nil million) during the year. At December 31, 2004 €0.2 million (2003: €nil million) was due from EVC.

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

     C. MATERIAL CONTRACTS

          Debt Service Obligations

          We have entered into the following lending agreements:

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

Name of			Interest	Final Maturity
Loan	Borrowers	Amount	Type	Date
Term A	Ineos Holdings (Fluor & Silicas) Limited and Ineos Phenol Limited	Maximum €440 million(1)	Floating	June 30, 2007
Term B	Ineos Phenol Limited	Maximum €180 million	Floating	June 30, 2008
Term C	Ineos US Finance LLC	Maximum of the dollar equivalent of €180 million(2)	Floating	June 30, 2009
Revolving	Any Borrower	Maximum €75 million	Floating	June 30, 2007

(1)	Before prepayment of €40 million from proceeds of the offering of the Senior Notes.

(2)	Before prepayment of €10 million from proceeds of the offering of the Senior Notes.

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

          Interest Rates and Fees

          Loans under the Senior Credit Facilities bear interest at a rate equal to a margin plus either EURIBOR (in the case of a loan denominated in euro) or LIBOR (in the case of any other loan) plus certain additional costs (as defined in the Senior Credit Facilities). The applicable per annum margin for the Term A loan and the revolving loan is 2.25%, and the applicable per annum margin for the Term B loan is 2.75%, in each case subject to a margin reduction based on certain financial tests. The applicable per annum margin for the Term C loan is 3.50%.

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

          Senior Notes due 2010

          In July 2001, we issued €260.0 million aggregate principal amount of Senior Notes due 2010 bearing interest at a rate of 10 1/2 % per annum guaranteed by Ineos Holdings Limited on a senior subordinated basis, pursuant to an Indenture, dated July 19, 2001 among Ineos Group Holdings plc, as issuer, Ineos Holdings Limited, as guarantor, and The Bank of New York, as trustee.

          Interest on the Senior Notes is due on February 1 and August 1 of each year.

          The Senior Notes are scheduled to be repaid in one instalment on August 1, 2010. Prior to August 1, 2004, we may redeem all but not less than all of the Senior Notes by paying a “make-whole” premium. We may also redeem some or all of the Senior Notes at any time on or after August 1, 2004, at the redemption price of 110.50% of the principal amount of the Senior Notes, declining thereafter to par on and after August 1, 2008. Upon a change of control, each holder of Senior Notes may require us to repurchase all or a portion of its Senior Notes.

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

          Interim Finance Facility

          Interim Finance Facility, dated February 2, 2005 among Ineos Group Holdings, Barclays Bank plc, Lloyds TSB Bank plc, The Bank of Scotland, Fortis Bank N.V., and KBC Bank N.V. The total available facility is for €150.0 million with a final maturity of February 2, 2006. Mandatory prepayment is required upon a change of control or a refinancing of the Company. Loans under the Interim Finance Facilities bear interest at a rate equal to a margin of 1.50% plus either EURIBOR (in the case of a loan denominated in euro) or LIBOR (in the case of any other loan) plus certain additional costs (as defined in the Interim Finance Facilities). It will rank pari passu with the Company’s existing Senior Notes and will be unsecured and subordinate to existing senior bank debt.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

          Evaluation of disclosure controls and procedures. Internal controls and procedures are evaluated by our Chairman and Finance Director by means of a cascade process throughout the Group. The cascade process requires all key managers to evaluate the effectiveness of the internal control framework within their own particular areas of responsibility and report any weaknesses or breakdown in controls back through the cascade process.

          Based on an evaluation as at December 31, 2004, our Chairman and Finance Director have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the US Securities Exchange Act of 1934) are effective to ensure that information required to be disclosed in the reports we file or submit under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported on a timely basis.

          Changes to internal controls. There have been no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15(e) or a 15d-15(e) or in other factors that have materially affected these controls during the year ended December 31, 2004, or subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year ended December 31,
	2003	2004
	(€ in millions)
Audit services fees	0.7	0.7
Taxation fees (a)	0.5	0.5

Total fees paid to principal accountants	1.2	1.2

a)	Taxation fees are fees in respect of tax return preparation, consultation on tax matters and general tax advice relating to specific transactions and other tax planning.

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

ITEM 18. FINANCIAL STATEMENTS

          The following consolidated financial statements and schedules together with the auditors’ reports thereon are part of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association of Ineos Group Holdings plc[1]

2.1	Indenture, dated July 19, 2001, among Ineos Group Holdings plc, as issuer, Ineos Holdings Limited, as guarantor, and The Bank of New York, as trustee[2]

4.1	Senior Credit Facilities, dated May 23, 2001, among Ineos Group Holdings, Ineos Holdings Limited, Barclays Capital, Merrill Lynch International, UBS Warburg Ltd. and Barclays Bank plc, as Facility Agent and Security Agent[3]

4.2	Intercreditor Deed, dated May 23, 2001, among Ineos Group Holdings, Ineos Holdings Limited, Barclays Bank plc, Merrill Lynch Capital Corporation and UBS AG4

4.3	Purchase and Sale Agreement, dated March 30, 2001, among Degussa AG, Creanova, Inc., Ineos Group Holdings and Ineos Phenol Limited[5]

4.4	Service Contract with Jim Ratcliffe[6]

4.5	Interim Finance Agreement dated February 2, 2005 between Ineos Group Holdings, Barclays Bank plc, Lloyds TSB Bank plc, The Bank of Scotland, Fortis Bank N.V., and KBC Bank N.V. [7]

8.1	List of subsidiaries of Ineos Group Holdings plc[8]

12.1	Certification of the Chairman pursuant to Rule 13a – 14(a) or Rule 15d – 14(a)[9]

12.2	Certification of the Finance Director pursuant to Rule 13a – 14(a) or Rule 15d – 14(a)[9]

[1]	Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 of Ineos Group Holdings plc, File No. 333-87974, filed with the Securities Exchange Commission.

[2]	Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 of Ineos Group Holdings plc, File No. 333-87974, filed with the Securities and Exchange Commission.

[3]	Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 of Ineos Group Holdings plc, File No. 333-87974, filed with the Securities and Exchange Commission.

[4]	Incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 of Ineos Group Holdings plc, File No. 333-87974, filed with the Securities and Exchange Commission.

[5]	Incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 of Ineos Group Holdings plc, File No. 333-87974, filed with the Securities and Exchange Commission.

[6]	Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 of Ineos Group Holdings plc, File No. 333-87974, filed with the Securities and Exchange Commission.

[7]	We will file a copy of this agreement upon the request of the staff of the Securities and Exchange Commission.

[8]	Incorporated by reference to Exhibit 12.1 to the Registration Statement on Form F-4 of Ineos Group Holdings plc, File No. 333-87974, filed with the Securities and Exchange Commission.

[9]	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorised the undersigned to sign this annual report on its behalf.

Registrant:		INEOS GROUP HOLDINGS PLC

By:	/s/ John Reece
	Name:	John Reece
	Title:	Finance Director

Date:	April 29, 2005

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Ineos Group Holdings

          We have audited the accompanying consolidated balance sheets of Ineos Group Holdings (the “Company” or “Ineos Group Holdings”) and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated profit and loss accounts, consolidated cash flow statements and statements of total recognised gains and losses for each of the three years in the period ended December 31, 2004, all expressed in euros. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ineos Group Holdings and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom.

          Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

PricewaterhouseCoopers LLP
London, United Kingdom

April 29, 2005

INEOS GROUP HOLDINGS

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year Ended December 31,
	Notes	2002	2003	2004
		(€ in millions)
Turnover	4	2,235.8	2,530.4	3,396.1
Cost of sales		(1,833.9)	(2,130.3)	(2,928.4)

Gross profit		401.9	400.1	467.7
Distribution costs		(161.8)	(151.7)	(150.3)

Administrative expenses	5	(65.9)	(45.7)	(48.8)
Exceptional administrative expenses	6	(24.6)	—	—

		(90.5)	(45.7)	(48.8)
Other operating income	8	—	18.1	—

Operating profit	7	149.6	220.8	268.6
Share of operating profit of associate		0.6	0.6	0.5
Profit on disposal of fixed assets	8	1.9	1.3	—
Profit on disposal of business		—	0.1	—
Net finance charges	9	(72.7)	(64.5)	(46.7)

Profit on ordinary activities before taxation		79.4	158.3	222.4
Taxation on profit on ordinary activities	11	(40.4)	(7.7)	(54.5)

Profit on ordinary activities after taxation		39.0	150.6	167.9
Equity dividends	12	—	(20.8)	(44.1)

Profit for the financial year	25	39.0	129.8	123.8

The accompanying notes are an integral part of these financial statements.

INEOS GROUP HOLDINGS

CONSOLIDATED BALANCE SHEETS

		As at
		December 31,
	Notes	2003	2004
		(€ in millions)
Fixed assets
Investments	13	1.7	2.0
Tangible fixed assets	14	855.8	791.1
Intangible fixed assets	15	12.1	10.9
Negative goodwill	15	(217.4)	(169.4)

		652.2	634.6

Current assets
Cash at bank and in hand		153.3	79.5
Stocks	16	151.0	238.9
Debtors: amounts due within one year	17	370.0	549.6
Debtors: amounts due after one year	17	73.7	84.2

		748.0	952.2
Creditors—amounts falling due within one year	18	(520.0)	(667.0)

Net current assets		228.0	285.2

Total assets less current liabilities		880.2	919.8
Creditors—amounts falling due after more than one year	19,20,21	(650.6)	(588.6)
Provisions for liabilities and charges	22	(50.4)	(50.7)

Net assets		179.2	280.5

Capital and reserves
Called up equity share capital	24	17.7	17.7
Share premium account	25	51.1	51.1
Profit and loss account	25	110.4	211.7

Equity shareholders’ funds	26	179.2	280.5

The accompanying notes are an integral part of these financial statements.

INEOS GROUP HOLDINGS

CONSOLIDATED CASH FLOW STATEMENTS

		Year Ended December 31,
	Notes	2002	2003	2004
		(€ in millions)
Operating profit		149.6	220.8	268.6
Depreciation of tangible assets		114.8	114.4	119.0
Amortisation of intangibles		(33.4)	(36.8)	(40.0)
(Increase)/decrease in stocks		(18.7)	(0.9)	(95.6)
(Increase)/decrease in debtors		(61.6)	(62.5)	(178.9)
Increase/(decrease) in creditors and provisions		60.3	33.6	140.8
(Profit)/loss on sale of tangible fixed assets		—	(0.4)	0.1

Net cash flow from operating activities		211.0	268.2	214.0

Dividend received from associate undertaking		0.4	—	—

Returns on investments and servicing of finance
Interest received		3.0	2.9	2.3
Interest paid		(63.2)	(64.0)	(51.8)
Interest element of finance lease rentals		(0.4)	(0.2)	(0.2)
Issue cost of debt finance raised		(0.7)	—	—

		(61.3)	(61.3)	(49.7)

Taxation paid		(11.1)	(12.3)	(24.9)

Capital expenditure
Purchase of loan investment	33	—	—	(33.0)
Payments to acquire tangible fixed assets		(51.2)	(58.2)	(62.2)
Receipts from sales of tangible fixed assets		3.7	3.2	—

		(47.5)	(55.0)	(95.2)

Acquisitions and disposal
Acquisition of business		(5.0)	—	—
Cash received on acquisitions		—	—	—
Disposals of businesses		—	1.4	—

		(5.0)	1.4	—
Equity dividends paid		—	(10.0)	(39.8)

Net cash inflow/(outflow) before financing		86.5	131.0	4.4

Financing
Capital repayment of finance leases		(3.5)	(2.1)	(0.5)
Repurchase of ordinary share capital		—	—	—

New loans:
Senior credit facilities		—	—	28.0
Senior loan notes		—	—	—
Other bank loans		—	0.3	0.9

		—	0.3	28.9

Repayment of loans:

Senior credit facilities		(85.3)	(79.4)	(103.9)
Senior secured notes		(1.6)	—	—
Other bank loans		—	—	—
Loan to associate undertaking		(1.0)	0.1	—

		(87.9)	(79.3)	(103.9)

Increase/(decrease) in cash	31	(4.9)	49.9	(71.1)

The accompanying notes are an integral part of these financial statements.

INEOS GROUP HOLDINGS

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
Profit for the financial year	39.0	150.6	167.9
Foreign currency translation movements	(40.5)	(37.0)	(22.5)

Total recognised gains and losses for the period	(1.5)	113.6	145.4

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

INEOS HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

     The pricing for products sold is determined by market prices (market contracts and arrangements) or is linked by a formula to published raw material prices plus an agreed additional amount (formula contracts). Revenue is recognised when the goods are either despatched or delivered depending on the relevant delivery terms, when the prices are determinable and when collectability is considered probable.

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

INEOS HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

     Stocks and work in progress

     Stocks and work in progress are stated at the lower of cost and net realisable value. Cost includes an appropriate proportion of the relevant production overheads and is attributed to stocks on a first in, first out (“FIFO”) basis. Provision is made for obsolete or excess stocks.

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

INEOS HOLDINGS LIMITED
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

INEOS HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

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

3. RECENT ACCOUNTING DEVELOPMENTS

     In May 2004, the FASB issued FASB Staff Position (“FSP”) 106-2, Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) (which supersedes FSP 106-1). This FSP addresses the accounting implications of the newly issued Act to an entity that sponsors a post-retirement health care plan that provides prescription drug benefits. This Act, signed into law in December 2003 in the United States, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of certain retiree health care benefit plans. The FSP states that FASB Statement No. 106 specifies that health care coverage provided by Medicare shall be taken into account in measuring the employer’s post retirement health care benefit obligation. It also requires presently enacted changes in relevant laws to be considered in the current period measurements of net periodic post-retirement benefit cost and the accumulated post-retirement obligation (“APBO”). Therefore, under that guidance, measures of the APBO and net periodic post-retirement benefit cost on or after the date of enactment shall reflect the effects of the Act. The FSP is effective for the first interim or annual period beginning after June 15, 2004. The Company is currently evaluating the impact of this FSP on its results of operations and financial position.

INEOS HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

3. RECENT ACCOUNTING DEVELOPMENTS (Continued)

     In December 2004 the FASB issued Financial Accounting Standard No. 153, Exchanges of Non-monetary Assets (FAS 153). FAS 153 amends APB Opinion No. 29, Accounting for Non-monetary Transactions, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for the Group for the year ending December 31, 2005. We are currently evaluating the possible impact of this pronouncement for the Group.

     In November 2004, the FASB issued SFAS 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4. FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material and requires that these items be recognised as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The effective date is for inventory costs incurred during fiscal years beginning after June 15, 2004. The Company is currently evaluating the impact of this statement but does not believe that any impact will be material.

     In December 2004, the FASB issued SFAS 123 (revised 2004), Share Based Payment, which supersedes SFAS 123. The cost of employee services received in exchange for an award of equity instruments shall be measured based on the grant-date fair value of those instruments. The cost is recognised over the period during which an employee is required to provide service in exchange for the award. The effective is as of the beginning of the first annual reporting period that begins after December 15, 2005. The Company is currently evaluating the impact of this statement on its results of operations and financial position.

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

INEOS HOLDINGS LIMITED
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

     The turnover, operating profit, net assets and capital expenditures attributable to each different class of business as measured under UK GAAP is as follows:

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
Turnover
Ineos Oxide	507.4	500.1	590.6
Ineos Phenol	1,189.0	1,542.3	2,316.5
Ineos Fluor	304.8	273.8	275.5
Ineos Silicas	234.6	214.2	213.5

	2,235.8	2,530.4	3,396.1

EBITDA
Ineos Oxide	76.5	82.8	103.2
Ineos Phenol	80.7	128.8	157.8
Ineos Fluor	57.9	48.9	52.2
Ineos Silicas	41.1	38.5	34.9

	256.2	299.0	348.1

     Reconciliation of earnings before operating exceptional items, interest, taxes, depreciation and amortisation (“EBITDA”) to operating profit:

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
EBITDA	256.2	299.0	348.1
Exceptional administrative expenses	(24.6)	—	—
Depreciation	(114.8)	(114.4)	(119.0)
Amortisation	33.4	36.8	40.0

Operating profit (including share of operating profit of associate)	150.2	221.4	269.1

	Year Ended December 31,
	2003	2004
	(€ in millions)
Net assets
Ineos Oxide	151.9	166.9
Ineos Phenol	89.6	160.5
Ineos Fluor	(21.7)	(36.8)
Ineos Silicas	(3.7)	(15.0)
Ineos Holdings	(36.9)	4.9

	179.2	280.5

INEOS HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

4. SEGMENT INFORMATION (Continued)

	Year Ended December 31,
	2003	2004
	(€ in millions)
Capital expenditure
Ineos Oxide	13.8	15.9
Ineos Phenol	17.8	25.7
Ineos Fluor	7.3	21.5
Ineos Silicas	17.7	13.7

	56.6	76.8

     Geographical analysis

     The directors of the Company are of the opinion that disclosure of operating profit and net assets by geographical location would be seriously prejudicial to the interests of the Company. Accordingly, they have elected to exercise the exemption from such disclosure permitted by Statement of Standard Accounting Practice No. 25 (SSAP 25) “Segmental Reporting.”

     Turnover by geographical destination is as follows:

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
Europe	1,534.1	1,680.6	2,220.9
Americas	450.0	569.1	866.8
Rest of World	251.7	280.7	308.4

	2,235.8	2,530.4	3,396.1

     Turnover by geographical origin is as follows:

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
Europe	1,642.5	1,787.9	2,332.6
Americas	511.5	651.9	972.9
Rest of World	81.8	90.6	90.6

	2,235.8	2,530.4	3,396.1

     Long lived assets by geographical location is as follows:

	Year Ended December 31,
	2003	2004
	(€ in millions)
Europe	432.1	442.8
Americas	163.2	139.8
Rest of World	55.2	50.0

	650.5	632.6

INEOS HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

4. SEGMENT INFORMATION (Continued)

     Major customers

     No single customer represented more than ten percent of the Company’s turnover in any of the three years ended December 31, 2004.

5. ADMINISTRATIVE EXPENSES

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
Administrative expenses	100.7	83.7	89.9
Amortisation of negative goodwill	(34.8)	(38.0)	(41.1)

	65.9	45.7	48.8

6. EXCEPTIONAL ADMINISTRATIVE EXPENSES

     The Company incurred €nil million (2003: €nil million; 2002: €24.6 million) of exceptional administrative expenses, which mainly related to business restructuring and the provision for severance payments. These expenses were incurred by our business segments as shown below:

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
Ineos Oxide	0.1	—	—
Ineos Phenol	6.1	—	—
Ineos Fluor	1.7	—	—
Ineos Silicas	16.7	—	—

	24.6	—	—

7. OPERATING PROFIT

     This is stated after charging/(crediting):

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
Depreciation of tangible fixed assets:
—owned assets	114.1	114.0	118.9
—finance leased assets	0.7	0.4	0.1
Amortisation of goodwill	0.8	0.6	0.7
Write back of negative goodwill	(34.8)	(38.0)	(41.1)
Amortisation of other intangibles	0.6	0.6	0.4
Profit/(loss) on disposal of fixed assets	—	(0.4)	0.1
Employee costs (see Note 10)	188.1	164.6	170.3
Research and development expenditure	9.7	9.8	9.8
Auditors’ remuneration:
— audit services	0.7	0.7	0.7
— non audit services	0.6	0.5	0.5
Operating lease rental charges:
— other	1.4	2.3	3.2
— plant, machinery and equipment	8.2	6.6	11.6
Amortisation of government grants	(0.2)	(0.1)	(0.1)

INEOS HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

7. OPERATING PROFIT (Continued)

Directors’ emoluments

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
Aggregate emoluments	1.1	1.0	0.9

     The total amount of emoluments payable to the highest paid director for the year ended December 31, 2002, the year ended December 31, 2003 and for the year ended December 31, 2004, are as follows:

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
Highest paid director	0.4	0.4	0.4

     Retirement benefits are accruing to two (2003: two; 2002: two) directors under a money purchase scheme. One (2003: one; 2002: two) director has retirement benefits accruing under a defined benefit scheme. The Company paid pension contributions of €37,000 (2003: €38,000; 2002: €38,000) into a personal pension scheme in respect of the highest paid director.

8. PROFIT ON DISPOSAL OF FIXED ASSETS

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
Write off of tangible fixed assets	(7.0)	—	—
Write off of associated negative goodwill	5.2	—	—
Net proceeds received	3.7	1.3	—

	1.9	1.3	—

     On September 9, 2002 the cleavage unit of the Ineos Phenol plant in Mobile, USA was destroyed by an explosion and fire. A total of €5 million was received on account from the insurers in respect of the insurance claim in 2002. The claims with the insurers were settled in 2003. A further €1.3 million was received from the insurers in 2003 in respect of property damage and was accounted for as proceeds on the disposal of tangible fixed assets. A total of €18.1 million was received in 2003 from the insurers in respect of increased costs of working and consequential loss of profits and this has been disclosed as other operating income.

INEOS HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

9. NET FINANCE CHARGES

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
Interest payable on senior notes	27.2	27.3	27.3
Interest payable on bank loans and overdrafts	44.0	33.5	23.1
Amortisation of issue costs	6.8	4.5	4.8
Interest payable on finance leases	0.4	0.2	0.2

	78.4	65.5	55.4

Exchange movements	(2.5)	1.9	(6.3)
Interest receivable	(3.2)	(2.9)	(2.4)

	72.7	64.5	46.7

10. EMPLOYEE COSTS

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
Staff costs comprise:
Wages and salaries	155.6	133.8	138.5
Social security and other benefits	20.4	20.3	20.4
Pension and early retirement costs	12.1	10.5	11.4

Total	188.1	164.6	170.3

The average number of employees was:
Operations	1,904	1,897	1,891
Administration	471	444	437
Research and development	120	118	111

Total	2,495	2,459	2,439

11. TAXATION

Analysis of charge/(credit) in period:

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
United Kingdom
Corporation tax at 30%	7.2	11.9	11.9
Adjustments in respect of previous periods	—	—	—
Double taxation relief	(7.2)	(11.9)	(11.9)
Group relief payable	3.3	2.3	2.4

	3.3	2.3	2.4

Foreign tax
Corporation taxes	16.1	19.8	32.6
Adjustments in respect of previous periods	(2.9)	0.1	(0.2)

	13.2	19.9	32.4

Total current tax	16.5	22.2	34.8

Deferred tax
Origination and reversal of timing differences	18.8	11.1	20.8
Adjustments in respect of previous periods	5.1	(25.6)	(1.1)

Total deferred tax	23.9	(14.5)	19.7

Tax on profit/(loss) on ordinary activities	40.4	7.7	54.5

INEOS HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

11. TAXATION (Continued)

     The tax for the period is lower (2003: lower; 2002: lower) than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
Profit on ordinary activities before tax	79.4	158.3	222.4
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30%.	23.9	47.5	66.7
Effects of:
Expenses not deductible for tax purposes	1.9	2.7	2.8
Non taxable credits	(24.6)	(22.7)	(15.6)
Capital allowances in excess of depreciation	(8.0)	3.2	(0.9)
Other short term timing differences	(9.7)	(14.4)	(20.1)
Adjustment in respect of foreign tax rates	7.4	3.8	5.6
Deferred tax not provided	28.5	2.0	(3.5)
Adjustments in respect of previous periods	(2.9)	0.1	(0.2)

Tax charge for the year	16.5	22.2	34.8

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

12. DIVIDENDS

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
Equity dividends paid and proposed	—	20.8	44.1

INEOS HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

13. INVESTMENTS

	Associated	Other
	Undertakings	Investments	Total
	(€ in millions)
At December 31, 2003	0.9	0.8	1.7
Exchange movements	0.1	(0.1)	—
Share of profits retained	0.3	—	0.3

At December 31, 2004	1.3	0.7	2.0

     The other investments relate to a 1% investment in ELA GmbH, a 0.1% investment in ChemConnect, Inc and a 4.1% shareholding in Indaver NV. Indaver NV is a company registered in Belgium which specialises in the treatment and disposal of chemical waste and environmental cleaning.

     There are no readily available quoted market prices for the investments in ELA GmbH and ChemConnect, Inc.

     On 25 October 2004, the Group acquired a 15% investment in INEOS Chlor Limited, a related company, through its acquisition of ICI Industrial Investments Limited for £1 (see note 27).

     Details of the investment in associated undertakings is set out below:

Associate/Company	Class of shares held	Percentage held	Principal Activities
Formulates and markets
Quaker Chemical South Africa			chemicals and
(Proprietary)			specialised
Limited—South Africa	20,000 Ordinary 1 Rand	49%	lubricants

INEOS HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

14. TANGIBLE FIXED ASSETS

		Plant,
		Machinery,
	Freehold	Fixtures,	Assets in the
	Land and	Fittings and	course of
	Buildings	Motor Vehicles	construction	Total
	(€ in millions)
Cost
At December 31, 2002	206.1	1,477.1	31.6	1,714.8
Acquisitions	—	0.5	—	0.5
Additions	1.4	23.1	32.1	56.6
Disposals	(1.5)	(3.7)	—	(5.2)
Transfers	0.4	23.2	(23.6)	—
Exchange adjustments	(8.7)	(85.9)	(2.2)	(96.8)

At December 31, 2003	197.7	1,434.3	37.9	1,669.9

Acquisitions	—	—	—	—
Additions	1.5	34.2	41.1	76.8
Disposals	(0.4)	(9.6)	—	(10.0)
Transfers	1.7	30.8	(32.5)	—
Exchange adjustments	(2.7)	(35.7)	(0.8)	(39.2)

At December 31, 2004	197.8	1,454.0	45.7	1,697.5

Accumulated Depreciation

At December 31, 2002	60.7	666.3	—	727.0
Charge for the period	4.9	109.5	—	114.4
Effects of disposals in the period	—	(3.7)	—	(3.7)
Exchange adjustments	(0.8)	(22.8)	—	(23.6)

At December 31, 2003	64.8	749.3	—	814.1

Charge for the period	4.5	114.5	—	119.0
Effects of disposals in the period	(0.4)	(9.5)	—	(9.9)
Exchange adjustments	(0.4)	(16.4)	—	(16.8)

At December 31, 2004	68.5	837.9	—	906.4

Net Book Amount
At December 31, 2004	129.3	616.1	45.7	791.1

At December 31, 2003	132.9	685.0	37.9	855.8

     Included in the above are assets held under hire purchase and finance leases with a net book value of €2.1 million (2003: €0.1 million).

INEOS HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

15. INTANGIBLE FIXED ASSETS

		Non	Licenses		Negative
	Goodwill	Compete	Fees	Total	Goodwill
	(€ in millions)
Cost
At December 31, 2002	14.2	2.3	2.4	18.9	(344.8)
Additions	—	—	—	—	(0.4)
Disposals	—	—	—	—	(1.0)
Exchange adjustments	(0.3)	—	(0.4)	(0.7)	38.0

At December 31, 2003	13.9	2.3	2.0	18.2	(308.2)

Additions	—	—	0.1	0.1	—
Disposals	—	—	—	—	—
Exchange adjustments	(0.1)	—	(0.1)	(0.2)	13.6

At December 31, 2004	13.8	2.3	2.0	18.1	(294.6)

Aggregate Amortisation
At December 31, 2002	2.9	1.7	0.3	4.9	(62.5)
Charge for the period	0.6	0.4	0.2	1.2	(38.0)
Exchange adjustments	—	—	—	—	9.7

At December 31, 2003	3.5	2.1	0.5	6.1	(90.8)

Charge for the period	0.7	0.2	0.2	1.1	(41.1)
Exchange adjustments	—	—	—	—	6.7

At December 31, 2004	4.2	2.3	0.7	7.2	(125.2)

Net Book Amount
At December 31, 2004	9.6	—	1.3	10.9	(169.4)

At December 31, 2003	10.4	0.2	1.5	12.1	(217.4)

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

     The Ineos Fluor HFC 134a plant in Runcorn, UK is scheduled to be converted for use in the production of HFC125 in 2004 and 2005. The useful economic life of this plant has therefore been reduced to the period up to when it will cease in its existing use. This has resulted in additional negative goodwill amortisation of €14.4 million in 2004 (2003: €8.1 million).

INEOS HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

16. STOCKS

	2003	2004
	(€ in millions)
Raw materials and consumables	47.2	89.0
Work in progress	13.1	19.3
Finished products	90.7	130.6

	151.0	238.9

17. DEBTORS

	2003	2004
	(€ in millions)
Amounts due within one year
Trade debtors	339.2	491.9
Amounts owed by related parties	0.3	0.9
Other debtors	22.5	46.8
Amounts owed by group undertakings	0.1	—
Prepayments and accrued income	7.9	10.0

	370.0	549.6

Amounts due after more than one year
Amounts owed by related parties	—	31.8
Amounts owed by group undertakings	29.3	29.3
Other debtors	0.2	0.3
Prepayments and accrued income	25.8	22.8
Deferred taxation	18.4	—

	73.7	84.2

     Trade debtors at December 31, 2004, are stated net of an allowance for doubtful trade debtors of €10.7 million (2003: €9.5 million).

18. CREDITORS—AMOUNTS FALLING DUE WITHIN ONE YEAR

	2003	2004
	(€ in millions)
Senior credit agreement	110.1	92.7
Obligations under finance leases	0.5	0.6
Trade creditors	238.8	345.1
Amounts due to related parties	12.8	8.3
Amounts owed to group undertakings	16.4	23.0
Other creditors	18.4	29.1
Corporation tax	15.2	34.3
Other accruals	107.8	133.9

	520.0	667.0

19. CREDITORS—AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2003	2004
	(€ in millions)
Senior notes	255.4	256.2
Senior credit agreement	393.2	328.1
Obligations under finance leases	1.7	3.2
Other loans	0.3	1.1

	650.6	588.6

INEOS HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

20. FINANCE LEASES

	2003	2004
	(€ in millions)
Obligations under finance leases comprise:

Rentals due within 1 year:	0.6	0.8

Rentals due after more than 1 year:
from 1 to 2 years	2.0	1.4
from 2 to 5 years	—	1.1
More than 5 years	—	1.2

	2.6	4.5
Less amounts representing interest relating to future periods	(0.4)	(0.7)

Present value of net minimum lease payments	2.2	3.8
Less current lease obligations	(0.5)	(0.6)

Non current obligations	1.7	3.2

21. LOANS

     Future maturities of long-term obligations as of December 31, 2004 are as follows:

	Senior credit	Senior
	agreement	Notes	Total
	(€ in millions)
Total debt
Gross borrowings	429.1	260.0	689.1
Less debt issue costs	(8.3)	(3.8)	(12.1)

Net bank and other borrowings	420.8	256.2	677.0

Gross borrowings are repayable as follows:

	Senior credit
	agreements	Senior Notes	Total
	(€ in millions)
In one year or less	95.5	—	95.5
Between one and two years	67.4	—	67.4
Between two and five years	266.2	—	266.2
In five years or more	—	260.0	260.0

	429.1	260.0	689.1

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

21. LOANS (Continued)

     Senior Notes

     On July 19, 2001, the Company issued €260 million in 10 1/2% Senior Notes due 2010 pursuant to a private offering. On June 21, 2002 the Company issued €260 million 10 1/2% Senior Notes due 2010 pursuant to an exchange offer whereby holders of the original notes received new notes which have been registered under the US Securities Act 1933 as amended, but are otherwise identical to the original notes. The Senior Notes are listed on the Luxembourg Stock Exchange.

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

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

21. LOANS (Continued)

     The Senior Notes are stated net of debt issue costs of €3.8 million (2003: €4.6 million) in the balance sheet. These costs are allocated to the profit and loss account over the term of the Senior Notes in accordance with FRS 4.

     The Indenture contains a number of operating and financial covenants including limitations on indebtedness, restricted payments, transactions with affiliates, liens, sale of assets and dividend payments.

     Senior Credit Agreement

     The Company has outstanding borrowings under a credit agreement (the “Senior Credit Agreement”) which consists of Term Loans (“Term Loan A”, “Term Loan B” and “Term Loan C”) and a revolving credit facility (the “Revolving Credit Facility”). The Term Loans outstanding at December 31, 2004 were €429.1 million (2003: €515.6 million), of which €95.5 million (2003: €113.4 million) is due within one year. The total amounts outstanding on Term Loan A were €146.1 million (2003: €233.7 million), Term Loan B were €157.8 million (2003: €168.6 million) and Term Loan C were €97.2 million (2003: €113.3 million) and Revolving Credit Facility were €28.0 million (2003: €nil).

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

     The Term Loans bear interest at a rate equal to a margin plus either EURIBOR or LIBOR. The applicable per annum margins for the Term Loan A, Term Loan B and Term Loan C as at December 31, 2004 are 1.75%, 2.50% and 3.50% respectively. The margins on Term Loans A and B are subject to a reduction based on certain financial tests. The Company pays a commitment fee of 0.75% per annum on the undrawn amounts of the revolving credit facility.

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

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

21. LOANS (Continued)

     The Term Loans are stated net of unamortised debt issue costs of €8.3 million (2003: €12.3 million). These costs are allocated to the profit and loss account in accordance with FRS 4.

22. PROVISIONS FOR LIABILITIES AND CHARGES

     The movement in the provisions is as follows:

			Severance and
	Retirement	Other Retirement	Restructuring
	Costs	Benefits	Costs	Remediation	Other	Total
	(€ in millions)
Balance at December 31, 2002	33.3	6.8	15.0	4.9	10.1	70.1
Reclassifications	0.6	—	(1.0)	—	(4.6)	(5.0)
Charged to the profit and loss account	7.4	1.6	—	—	5.5	14.5
Utilised in the year	(7.5)	(0.4)	(9.4)	(0.1)	(10.5)	(27.9)
Released in the year	—	—	—	—	—	—
Exchange adjustments	(1.3)	(0.9)	1.7	(0.3)	(0.5)	(1.3)

Balance at December 31, 2003	32.5	7.1	6.3	4.5	—	50.4

Reclassifications	0.1	(0.1)	(0.1)	—	—	(0.1)
Charged to the profit and loss account	8.7	1.7	1.2	—	2.5	14.1
Utilised in the year	(7.6)	(0.6)	(4.2)	(0.3)	—	(12.7)
Released in the year	—	—	—	—	(0.1)	(0.1)
Exchange adjustments	(0.5)	(0.4)	—	—	—	(0.9)

Balance at December 31, 2004	33.2	7.7	3.2	4.2	2.4	50.7

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

     Severance and restructuring costs

     The provision for severance and restructuring costs represents costs provided for as a result of a restructuring of the Ineos Silicas, Ineos Fluor and Ineos Phenol business segments upon their acquisition by the Group. In June 2001, the Board of Directors approved the restructuring plan for these business segments, which followed a thorough review of each segment’s activities and overhead bases. Execution of the plan commenced in the third quarter of 2001 with the announcement of the termination of approximately 308 employment contracts and the planned closures of the Group’s leased premises in Atlanta and Chadds Ford, USA. The restructuring plan was extended in 2002 with the announcement of a further 250 employment contracts to be terminated. The restructuring was substantially complete by the end of 2004, except where local employment laws have delayed this. During the year ended December 31, 2004, the Group had incurred €4.2 million (2003: €9.4 million) against the restructuring provision.

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

     In 2004 Ineos Fluor provided for an onerous resale contract. Reservation fees on resale product no longer required will continue to be incurred on a yearly basis until the contract expires in 2011. Other provisons also includes a provision for deferred tax (see note 23).

23. DEFERRED TAXATION

     Deferred tax (asset)/liability provided for:

	2003	2004
	(€ in millions)
Accelerated capital allowances	18.3	16.4
Losses	(22.5)	(2.1)
Short term timing differences	(11.4)	(13.0)
Other	(2.8)	—

	(18.4)	1.3

     Deferred tax (asset)/liability not provided for:

	2003	2004
	(€ in millions)
Losses	(19.8)	(15.0)

     The unprovided deferred tax asset has not been recognised as it is not considered more likely than not that the losses will be utilised in the foreseeable future.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

23. DEFERRED TAXATION (Continued)

     Analysis of movement in the period:

(€ in millions)
At January 1, 2003	(3.9)
Credited to profit and loss account	(14.5)

At December 31, 2003	(18.4)
Credited to profit and loss account	19.7

At December 31, 2004	1.3

24. SHARE CAPITAL

Allotted, issued and fully paid	2003	2004
	(€ in millions)
11,499,950 (2002: 11,499,950) ordinary shares of £1 each	17.7	17.7

     As the reporting currency of the Company is the Euro, share capital has been converted to Euros at the effective rate of exchange ruling at the date of issuance.

25. RESERVES

	Share
	Premium	Profit and Loss Account
	(€ in millions)
At December 31, 2002	51.1	17.6
Retained profit for the year	—	129.8
Exchange adjustments	—	(37.0)

At December 31, 2003	51.1	110.4

Retained profit for the year	—	123.8
Exchange adjustments	—	(22.5)

At December 31, 2004	51.1	211.7

26. RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	Year Ended
	December 31,
	2003	2004
	(€ in millions)
Profit on ordinary activities after taxation	150.6	167.9
Dividends	(20.8)	(44.1)
Other recognised gains/(losses) in the year	(37.0)	(22.5)

Net (decrease)/increase in equity shareholders’ funds	92.8	101.3
Opening equity shareholders’ funds	86.4	179.2

Closing equity shareholders’ funds	179.2	280.5

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

27. ACQUISITIONS

     Ineos Industrial Investments Limited

     On 25 October 2004, the Group acquired INEOS Industrial Investments Limited (formerly ICI Industrial Investments Limited) from ICI plc for £1. INEOS Industrial Investments Limited owns 15% of INEOS Chlor Limited, a related party (see note 33).

28. OPERATING LEASE COMMITMENTS

     Annual commitments under non-cancellable operating leases comprise:

	2003	2004
	(€ in millions)
Plant and equipment:
Expiring within one year	5.3	5.7
Expiring between 1 to 2 years	3.0	0.8
Expiring between 2 to 5 years	3.3	4.7
Expiring in more than 5 years	—	2.9

	11.6	14.1

Land and buildings:
Expiring within one year	1.0	0.7
Expiring between 1 to 2 years	0.2	—
Expiring between 2 to 5 years	1.0	0.9

	2.2	1.6

     The Company leases plant and equipment under a number of operating leases that expire at various dates through to 2009 and after. Future minimum lease payments under operating leases with initial or remaining non-cancellable terms of one or more years at December 31, 2004 totalled €68.1 million and were as follows:

Lease
Payments
(€ in millions)
2005	15.7
2006	8.0
2007	6.5
2008	5.2
2009 and after	32.7

68.1

29. CAPITAL COMMITMENTS

	2003	2004
	(€ in millions)
Contracted capital expenditure	11.0	29.9

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

30.PENSION SCHEMES

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

     The Group has continued to account for pensions and other post employment benefits in accordance with SSAP 24. FRS17 is not expected to be fully mandatory for the group until the year ending December 31, 2005. Prior to this, transitional disclosures are required as set out below.

     Valuations are carried out annually for the UK, US, Belgium and German pension plans. All valuations were performed by independent actuaries using the projected unit method to determine pension costs. The principal assumptions for the calculation under SSAP 24, for the year ended December 31, 2004 were: return on investment 6%; average salary growth 4.75% and inflation 2% to 2.5%. Surpluses or deficits on the pension plans arising from the actuarial valuations are spread over the expected average service lives of the members of the relevant plan on a straight line basis using the single variation method.

     The actuarial value of the assets of the plans outside the United States was sufficient to cover approximately 111% of the benefits that had accrued to members after allowing for expected future increases in wages and salaries. The actuarial value of the assets of the plans in the U.S. cover approximately 58% of the benefits accrued to the members. The market value at December 31, 2004 of the assets of the principal funds is set out in the FRS 17 disclosures below.

     The most recent full valuations of the significant defined benefits plans were carried out as follows: United Kingdom on January 1, 2002; United States on January 1, 2003; Belgium on December 31, 2004 and Germany on December 31, 2002. These valuations have been updated where appropriate to December 31, 2004 by independent qualified actuaries.

     The additional disclosures required by FRS 17 for the Company’s principal pension plans are set out below:

	United Kingdom			United States			Belgium			Germany
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2001
Major assumptions	%	%	%	%	%	%	%	%	%	%	%	%
Rate of general increase in salaries	4.20	4.10	3.75	4.50	4.50	4.50	3.50	3.50	3.50	2.00	2.00	3.50
Rate of increase to pension in payment	2.70	2.60	2.25	—	—	—	—	—	2.00	1.20	1.50	2.00
Discount rate for scheme liabilities	5.40	5.60	5.60	5.75	6.25	6.75	5.00	5.50	5.75	5.00	5.50	5.50
Inflation	2.70	2.60	2.25	3.00	3.00	3.00	2.00	2.00	2.00	1.50	1.50	2.00

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

30. PENSION SCHEMES (Continued)

     The expected long term rate of returns and market values of the assets of the Company’s principal defined benefit plans were as follows:

     As at December 31, 2004

	United Kingdom		United States		Belgium		Germany
	Expected long term		Expected long term		Expected long term		Expected long term
	rate of return	Market value	rate of return	Market value	rate of return	Market value	rate of return	Market value
	%	€’m	%	€’m	%	€’m	%	€’m
Market value of assets
Equities	8.00	77.7	8.50	4.2	8.00	24.0	—	—
Bonds	5.00	7.1	5.75	2.3	4.75	11.1	—	—
Other	3.50	6.6	—	—	3.25	2.6	—	—

		91.4		6.5		37.7		—

Present value of liabilities		(134.7)		(14.8)		(58.5)		(23.2)

Deficit in the plans		(43.3)		(8.3)		(20.8)		(23.2)

Related deferred tax asset		13.0		3.3		7.1		—

Net pension liability		(30.3)		(5.0)		(13.7)		(23.2)

As at December 31, 2003

	United Kingdom		United States		Belgium		Germany
	Expected long term		Expected long term		Expected long term		Expected long term
	rate of return	Market value	rate of return	Market value	rate of return	Market value	rate of return	Market value
	%	€’m	%	€’m	%	€’m	%	€’m
Market value of assets
Equities	8.00	69.0	8.75	4.1	8.00	22.1	—	—
Bonds	5.00	9.6	6.25	1.7	5.25	11.8	—	—
Other	3.50	2.6	4.25	—	5.50	2.5	—	—

		81.2		5.8		36.4		—

Present value of liabilities		(113.7)		(12.9)		(53.1)		(21.1)

Deficit in the plans		(32.5)		(7.1)		(16.7)		(21.1)
Related deferred tax asset		—		2.8		5.7		—

Net pension liability		(32.5)		(4.3)		(11.0)		(21.1)

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

30. PENSION SCHEMES (Continued)

     As at December 31, 2002

	United Kingdom		United States		Belgium		Germany
	Expected long term		Expected long term		Expected long term		Expected long term
	rate of return	Market value	rate of return	Market value	rate of return	Market value	rate of return	Market value
	%	€’m	%	€’m	%	€’m	%	€’m
Market value of assets
Equities	8.00	46.0	8.50	2.8	8.00	22.0	—	—
Bonds	5.00	9.8	6.25	1.4	5.25	11.8	—	—
Other	5.00	8.5	4.25	0.2	5.75	3.3	—	—

		64.3		4.4		37.1		—

Present value of liabilities		(96.2)		(14.1)		(43.1)		(20.9)

Deficit in the plans		(31.9)		(9.7)		(6.0)		(20.9)

Related deferred tax asset		—		—		2.0		—

Net pension (liability)/asset		(31.9)		(9.7)		(4.0)		(20.9)

     Deferred tax assets and liabilities in relation to pension liabilities have only been recognised where it is more likely than not that they would not be recoverable in the foreseeable future.

     The group also operates a number of plans, primarily in the United States and Belgium, which provide employees with other post-employment benefits in respect of health care. The plans are generally unfunded and the liability in respect of these benefits is included in provisions. The liability is assessed by qualified independent actuaries under the projected unit method, assuming a liability discount rate of 5.75% (2003: 6.25%) in the US and 5.00% (2003: 5.5%) in Belgium, and a long-term health care trend rate of 4.5% (2003: 4.5%).

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

30. PENSION SCHEMES (Continued)

	Post-retirement health
	care plans
	2003	2004
	(€ in millions)
Market value of assets	—	—
Present value of liabilities	(4.0)	(4.6)

Deficit in the plans	(4.0)	(4.6)

     The costs of the plans for the years ended December 31, 2004 and 2003 would have been as follows:

     Analysis of amount charged to operating profit

	United Kingdom	United States	Belgium	Germany
(i) Year ended December 31, 2004	(€ in millions)
Current service cost	5.8	1.1	3.7	0.4
Past service cost	0.9	—	—	—

Total operating charge	6.7	1.1	3.7	0.4

	United Kingdom	United States	Belgium	Germany
(ii) Year ended December 31, 2003	(€ in millions)
Current service cost	5.1	1.0	3.3	0.3
Past service cost	4.2	—	—	—

Total operating charge	9.3	1.0	3.3	0.3

     Analysis of amount credited/(charged) to other finance income

	United Kingdom	United States	Belgium	Germany
(i) Year ended December 31, 2004	(€ in millions)
Interest on pension scheme liabilities	(6.5)	(0.9)	(2.6)	(1.1)
Expected return on pension scheme assets	6.4	0.6	2.3	—

Net return	(0.1)	(0.3)	(0.3)	(1.1)

	United Kingdom	United States	Belgium	Germany
(ii) Year ended December 31, 2003	(€ in millions)
Interest on pension scheme liabilities	(5.3)	(0.7)	(2.6)	(1.1)
Expected return on pension scheme assets	4.8	0.4	2.5	—

Net return	(0.5)	(0.3)	(0.1)	(1.1)

     Analysis of amount recognised in statement of total recognised gains and losses

	United Kingdom	United States	Belgium	Germany
(i) Year ended December 31, 2004	(€ in millions)
Actual return less expected return on pension scheme assets	1.2	0.1	(0.5)	—
Experience gains and losses arising on scheme liabilities	0.2	(0.7)	0.7	(0.1)
Changes in assumptions	(10.6)	(1.0)	(4.0)	(1.6)

Actuarial gain/(loss) recognised in statement of total recognised gains and losses	(9.2)	(1.6)	(3.8)	(1.7)

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

30. PENSION SCHEMES (Continued)

	United Kingdom	United States	Belgium	Germany
(ii) Year ended December 31, 2003	(€ in millions)
Actual return less expected return on pension scheme assets	9.2	0.5	0.5	—
Experience gains and losses arising on scheme liabilities	(0.6)	0.5	(4.7)	(0.5)
Changes in assumptions	(9.8)	(0.4)	(6.2)	0.6

Actuarial gain/(loss) recognised in statement of total recognised gains and losses	(1.2)	0.6	(10.4)	0.1

     Movement in surplus/(deficit) during the year

	United Kingdom	United States	Belgium	Germany
	(€ in millions)
Deficit in schemes at January 1, 2003	(31.9)	(9.7)	(6.0)	(20.9)
Current service cost	(5.1)	(1.0)	(3.3)	(0.3)
Past service cost	(4.2)	—	—	—
Contributions	7.9	1.9	3.1	1.1
Other finance income	(0.5)	(0.3)	(0.1)	(1.1)
Actuarial gain/(loss)	(1.2)	0.6	(10.4)	0.1
Exchange adjustments	2.5	1.4	—	—

Deficit in schemes at December 31, 2003	(32.5)	(7.1)	(16.7)	(21.1)
Current service cost	(5.8)	(1.1)	(3.7)	(0.4)
Past service cost	(0.9)	—	—	—
Contributions	4.6	1.3	3.7	1.1
Other finance income	(0.1)	(0.3)	(0.3)	(1.1)
Actuarial gain/(loss)	(9.2)	(1.6)	(3.8)	(1.7)
Exchange adjustments	0.6	0.5	—	—

Deficit in schemes at December 31, 2004	(43.3)	(8.3)	(20.8)	(23.2)

     History of experience gains and losses

	United Kingdom	United States	Belgium	Germany
(i) Year ended December 31, 2004	(€ in millions)
Difference between the actual and expected return on scheme assets	1.2	0.1	(0.5)	—
Percentage of scheme assets	1.3%	1.5%	1.3%	—

Experience gains and losses on scheme liabilities	0.2	(0.7)	0.7	(0.1)
Percentage of present value of scheme liabilities	0.1%	4.7%	1.2%	0.4%

Total amount recognised in statement of total recognised gains and losses	(9.2)	1.6	(3.8)	(1.7)
Percentage of present value of scheme liabilities	6.8%	10.8%	6.5%	7.3%

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

30. PENSION SCHEMES (Continued)

	United Kingdom	United States	Belgium	Germany
(ii) Year ended December 31, 2003	(€ in millions)
Difference between the actual and expected return on scheme assets	9.2	0.5	0.5	—
Percentage of scheme assets	11.3%	8.6%	1.4%	—

Experience gains and losses on scheme liabilities	(0.6)	0.5	(4.7)	(0.5)
Percentage of present value of scheme liabilities	0.5%	3.9%	8.9%	2.4%

Total amount recognised in statement of total recognised gains and losses	(1.2)	0.6	(10.4)	0.1
Percentage of present value of scheme liabilities	1.1%	4.7%	19.6%	0.5%

	United Kingdom	United States	Belgium	Germany
(iii) Year ended December 31, 2002	(€ in millions)
Difference between the actual and expected return on scheme assets	(33.1)	(1.6)	(17.0)	—
Percentage of scheme assets	51.5%	36.4%	45.8%	—

Experience gains and losses on scheme liabilities	14.8	0.7	1.0	3.7
Percentage of present value of scheme liabilities	15.4%	0.5%	2.3%	17.7%

Total amount recognised in statement of total recognised gains and losses	(18.3)	(2.0)	(13.5)	0.4
Percentage of present value of scheme liabilities	19.0%	14.2%	31.3%	1.9%

     If the above amounts had been recognised in the financial statements, the Group’s net assets and profit and loss reserve at December 31, 2004 and 2003 would be as follows:

	2003	2004
	(€ in millions)
Net assets:
Group net assets	179.2	280.5
Add: net pension liability under SSAP24	39.6	40.9
Related deferred tax asset	(6.0)	(7.3)

Group net assets excluding net pension liability under SSAP24	212.8	314.1
Net pension liability under FRS 17	(72.9)	(76.8)

Group net assets including net pension liability under FRS 17	139.9	237.3

Reserves:

Group profit and loss reserves	110.4	211.7
Add: net pension liability under SSAP24 (net of deferred taxes)	33.6	33.6

Group reserves excluding net pension liability under SSAP24	144.0	245.3
Net pension liability under FRS 17	(72.9)	(76.8)

Group profit and loss reserves including net pension liability under FRS 17	71.1	168.5

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

31. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Year ended December 31,
	2002	2003	2004
		(€ in millions)
Increase/(decrease) in cash in the period	(4.9)	49.9	(71.1)
Cash outflow/(inflow) from increase in debt financing	91.1	81.1	75.5

Change in net debt resulting from cash flows	86.2	131.0	4.4
Acquisitions	—	—	—
Other net non-cash transactions	19.8	18.4	1.1
Net debt at start of period	(863.3)	(757.3)	(607.9)

Net debt at end of period	(757.3)	(607.9)	(602.4)

32. ANALYSIS OF NET DEBT

			Other
			Non-Cash
	At January 1, 2004	Cash Flow	Charges	At December 31, 2004
	(€ in millions)
Cash at bank and in hand	153.3	(71.1)	(2.7)	79.5
Cash overdrafts	—	—	—	—

	153.3	(71.1)	(2.7)	79.5

Debt due within one year	(110.1)	75.9	(58.5)	(92.7)
Debt due after more than one year	(648.9)	(0.9)	64.4	(585.4)
Finance leases	(2.2)	0.5	(2.1)	(3.8)

	(761.2)	75.5	3.8	(681.9)

Net debt	(607.9)	4.4	1.1	(602.4)

     Non cash changes relate primarily to exchange movements, reclassifications between debt due after more than one year and debt due within one year and amortisation of debt issue costs.

33. RELATED PARTY TRANSACTIONS

     The Group has a management services agreement with Ineos Capital Partners (Ineos Capital). The partners of Ineos Capital own a controlling interest in the share capital of Ineos Group Holdings. Ineos Capital management fees of €8.5 million (2003: €8.3 million) were charged in the year. At December 31, 2004 amounts owed to Ineos Capital were €5.4 million (2003: €6.1 million).

     The partners of Ineos Capital also own a controlling interest in Ineos Chlor Group Limited. Ineos Chlor Group Limited has certain common directors with Ineos Group Holdings. The Group has made sales to Ineos Chlor Limited, a subsidiary of Ineos Chlor Group Limited, of €1.2 million (2003: €0.3 million), recovered costs of €2.7 million (2003: €4.6 million) and made purchases from Ineos Chlor Limited of €37.3 million (2003: €32.2 million) during the year. At December 31, 2004 €2.9 million (2003: €6.6 million) was owed to and €0.7 million (2003: €nil million) was owed by Ineos Chlor Limited.

     The Group has agreed to participate in the revised funding package to construct new cellrooms at Ineos Chlor’s site at Runcorn, England. The Group has made available facilities to Ineos Chlor of up to £130.0 million (€183.0 million) in the form of interest bearing loans with final maturity in 2010. At December 31, 2004 loans totalling €31.8 million were owed by Ineos Chlor Limited.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

33. RELATED PARTY TRANSACTIONS (Continued)

     Amounts owed to the Group by Ineos Group Limited at 31 December 2004 were €29.3 million (2003: €29.3 million). The amounts owed represent long-term loans of which €14.0 million is non-interest bearing and €15.3 million earns interest at EURIBOR plus 0.75%. During the year the Group paid management and directors fees to Ineos Group Limited of €0.9 million (2003: €1.0 million).

     The partners of Ineos Capital own a controlling interest in Ineos Vinyls Group Limited. Ineos Vinyls Group Limited also has certain common directors with Ineos Group Limited. The Group has made sales to EVC International NV, a subsidiary of Ineos Group Vinyls Limited, of €0.3 million (2003: €nil million) recovered costs of €0.9 million (2003: €nil million) and made purchases of €1.7 million (2003: €nill million) during the year. At December 31, 2004 €0.2 million (2003: €nil million) was due from EVC International NV.

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

     The Group operated a number of interest rate derivative financial instruments during the year, such as interest rate swaps, caps and floors, in order to manage its interest rate risk on the senior credit agreement. These include:

•	Pay fixed swap with an initial notional amount of Japanese Yen 8.1 billion amortising to Yen 5.6 billion, with a swap rate of 0.305% payable quarterly, which matured in January 2004;

•	Amortising interest rate collar with an initial notional amount of US$96.4 million amortising to US$83.4 million, with a cap rate of 7.0%, which matured in January 2004. The floor rate of 3.755% only applies to a notional principal of US $46.4 million.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

34. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (Continued)

•	Amortising interest rate collar with an initial notional amount of €285.6 million amortising to €231.6 million, with a cap rate of 5.45%, and a floor rate of 3.69%, which matured in June 2004;

•	Amortising interest rate collar with an initial notional amount of £32.9 million amortising to £22.7 million with a cap rate of 7.0%, which matured in June 2004.

     Under interest rate swaps, we agreed with other counterparties to exchange, at specified intervals, the difference between fixed-rate and floating interest amounts calculated by reference to an agreed notional principal amount. Our interest rate collars entitled us to receive from counterparties the amounts, if any, by which our interest payments on certain of our floating rate borrowings exceed 5.45% (Euro denominated) and 7.0% (US$ denominated) or pay to counterparties the amounts, if any, by which our interest payments fall below 3.69% (Euro denominated) and 3.755% (US$ denominated). As at December 31, 2004 the group had no outstanding derivative financial instruments.

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

(e)	Interest rate and currency profile of financial assets and liabilities

     After taking into account interest rate swaps as entered into by the Group, the interest rate and currency profile of the Group’s gross financial liabilities at December 31, 2004 and 2003 were:

At December 31, 2004

			Fixed rate interest financial liabilities
		Floating rate			Weighted average
		financial		Weighted average	period for which
	Total	liabilities	Principal	interest rate	rate is fixed
	€’m	€’m	€’m	%	Years
Euros	543.1	281.4	261.7	10.4	5.6
US Dollars	97.2	97.2	—	—	—
Sterling	—	—	—	—	—
Yen	53.7	51.6	2.1	5.0	3.0

	694.0	430.2	263.8	10.8	5.5

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

34. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (Continued)

     The floating rate liabilities comprise the Euro, Yen and US Dollar portions of the Senior Credit Agreement.

     At December 31, 2003

			Fixed rate interest financial liabilities
					Weighted
		Floating rate		Weighted	average period
		financial		average	for which rate
	Total	liabilities	Principal	interest rate	is fixed
	€’m	€’m	€’m	%	Years
Euros	606.4	344.3	262.1	10.5	6.6
US Dollars	113.3	113.3	—	—	—
Sterling	0.1	—	0.1	3.5	1.0
Yen	58.3	58.3	—	—	—

	778.1	515.9	262.2	10.5	6.6

     The floating rate financial liabilities comprise Sterling bank overdrafts which bear interest at prevailing market rates and the Euro, Sterling and U.S. Dollar portions of the Senior Credit Agreement which were floating but subject to interest rate floor and caps.

     The Group has cash balance of €79.5 million (2003: €153.3 million) which earn interest at prevailing market rates. €34.2 million (2003: €59.0 million) were denominated in US dollars, €2.4 million (2003: €2.4 million) were denominated in Yen, and €7.6 million (2003: €11.5 million) were denominated in Sterling.

(f) Maturity of financial liabilities and undrawn committed facilities

     The maturity profile of the Group’s financial liabilities and undrawn committed facilities at December 31, 2004 and 2003 was as follows:

	2003	2004	2003	2004
	Financial	Financial	Undrawn	Undrawn
	Liabilities	Liabilities	Facilities	Facilities
	(€ in millions)
In one year or less, or on demand	109.9	92.6	2.5	2.5
In more than one year, but not more than two years	72.2	65.5	—	—
In more than two years, but not more than five years	267.9	263.8	75.0	47.0
In more than five years	311.2	260.0	—	—

	761.2	681.9	77.5	49.5

     The Group has committed overdraft facilities of €2.5 million (2003: €2.5 million) and unused committed revolving credit facilities of €47.0 million (2003: €75.0 million) at December 31, 2004.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

34. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (Continued)

(g) Fair values of financial assets and liabilities

     Set out below is as comparison by category of book values and fair values of the Group’s financial assets and liabilities as at December 31, 2003 and at of December 31, 2004.

	2003		2004
	Book Value	Fair Value	Book Value	Fair Value
	(€ in millions)		(€ in millions)
Primary financial instruments held to finance the Group’s operations:
Cash at bank and in hand	153.3	153.3	79.5	79.5
Amounts owed by group undertakings	29.3	29.3	29.3	29.3
Bank and other loans repayable within one year	113.4	113.4	95.5	95.5
Bank and other loans repayable after more than one year	402.5	402.5	334.7	334.7
Senior notes	260.0	295.1	260.0	289.3

Derivative financial instruments held to manage the Group’s currency profile:
Interest rate swaps, floors and caps	—	(1.8)	—	—

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

     Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. An analysis of these unrecognised gains and losses is as follows:

Total net
	Gains	Losses	gains/(losses)
(€ in millions)
Unrecognised gains and losses on hedges at January 1, 2003	—	(1.8)	(1.8)
Gains and losses arising in previous years that were recognised in 2004	—	1.8	1.8

Gains and losses arising before January 1, 2003 that were not recognised in 2004	—	—	—
Gains and losses arising in 2003 that were not recognised in 2004	—	—	—

Unrecognised gains and losses on hedges at December 31, 2004	—	—	—

Of which:
Gains losses expected to be recognised in 2005	—	—	—
Gains losses expected to be recognised in 2006 or later	—	—	—

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

34. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (Continued)

(h) Currency exposure of the Group’s net monetary assets/(liabilities)

     The principal currency exposure of the Group’s net monetary assets/(liabilities) is shown below for the years ending December 31, 2004 and December 31, 2003. Such exposures comprise the monetary assets and monetary liabilities that are not denominated in the operating currency of the operating unit involved. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the companies and the group.

	Net foreign currency monetary assets/(liabilities)
	(€ in millions)
2004:	Euros	US Dollars	Sterling	Yen	Other	Total
Euros	—	25.9	3.1	(0.2)	(0.2)	28.6
US Dollars	0.1	—	—	—	0.4	0.5
Sterling	9.0	3.5	—	1.3	0.6	14.4
Yen	—	4.0	—	—	(0.1)	3.9
Other		0.9	—	—	—	0.9

Total	9.1	34.3	3.1	1.1	0.7	48.3

	Net foreign currency monetary assets/(liabilities)
	(€ in millions)
2003:	Euros	US Dollars	Sterling	Yen	Other	Total
Euros	—	27.7	3.6	(0.2)	1.3	32.4
US Dollars	—	—	—	—	0.5	0.5
Sterling	8.1	2.6	—	—	0.4	11.1
Yen	—	2.6	—	—	—	2.6
Other	—	0.5	—	—	—	0.5

Total	8.1	33.4	3.6	(0.2)	2.2	47.1

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

35.	LIST OF PRINCIPAL SUBSIDIARY COMPANIES INCLUDED IN THE INEOS GROUP HOLDINGS CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2004.

	Country of
	Incorporation and	Percentage
Company	operation	Holding
Ineos Holdings Limited*	UK	100%
Ineos US Finance LLC	US	100%
Ineos Oxide Limited	UK	100%
Ineos UK Holding Finance Company Limited	UK	100%
Ineos US Finance Company Limited	UK	100%
Ineos Finance BV	Holland	100%
Ineos NV	Belgium	100%
Ineos Belgium BV	Belgium	100%
Ineos Italia Srl	Italy	100%
Ineos Overseas Company I Limited	UK	100%
Ineos Overseas Company II Limited	UK	100%
Ineos Partners	US	100%
Ineos Phenol Limited	UK	100%
Ineos Phenol Verwaltungsgesellschaft mbH	Germany	100%
Ineos Phenol GmbH & Co KG	Germany	100%
Ineos Phenol Asia Pte Limited	Singapore	100%
Ineos Phenol (Thailand) Limited	Thailand	100%
Ineos Phenol Services (Thailand) Limited	Thailand	100%
Ineos Investment Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Intermediate Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Fluor Holdings Limited	UK	100%
Ineos Fluor Limited	UK	100%
Ineos Fluor International Limited	UK	100%
Ineos Fluor Japan Limited	Japan	100%
IFJ Korea Limited	Korea	100%
Ineos Mexico S de RL de CV	Mexico	100%
Ineos Fluor Mexico S de RL de CV	Mexico	100%
Ineos Fluor Canada Inc.	Canada	100%
Ineos Fluor Partners Limited	UK	100%
Ineos Fluor Delaware Limited	UK	100%
Ineos Fluor Americas LLC	US	100%
Ineos Silicas Holding Limited	UK	100%
Ineos Silicas Limited	UK	100%
Ineos Silicas International Limited	UK	100%
Ineos Silicas Netherlands BV	Holland	100%
Ineos Silicas Sales and Distribution BV	Holland	100%
Ineos Silicas Asia Pacific Pte Limited	Singapore	100%
Ineos Silicas South Africa Pty Limited	South Africa	100%
PT Ineos Silicas Indonesia	Indonesia	100%
Ineos Brazil Limitada	Brazil	100%
Ineos Silicas Partners Limited	UK	100%
Ineos Silicas Delaware Limited	UK	100%
Ineos Silicas Healthcare Limited	UK	100%
Ineos US DSS Limited	UK	100%
Ineos US Holding Company II LLC	US	100%
Ineos US Intermediate Holding Company LLC	US	100%
Ineos Americas LLC	US	100%
Ineos US Investment Holding Company LLC	US	100%

*	Held directly by the Company

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

     The assessment of intangible fixed assets above includes approximately €2.2 million (after the allocation of negative goodwill) for acquired in-process research and development for projects that did not have future alternative uses. At the date of the acquisition, the development of these projects had not yet reached technological feasibility and the in-process research and development had no alternative future uses. Accordingly these costs were expensed to the profit and loss account in prior periods.

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

     Under US GAAP such inventories should be fair valued at estimated selling prices less costs to complete where appropriate, the costs of disposal and a reasonable profit allowance for the selling effort of the acquiring company. Accordingly, for US GAAP purposes, there has been an uplift in the fair value of the inventories acquired of €nil million (2003: €nil million; 2002 : €0.6 million). This has been reflected in the purchase accounting adjustments as noted in (ii), (iii), (iv) and (v) above. This non recurring uplift is utilised as the stock is sold and was fully utilised during the period ended December 31, 2002.

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

     In May 2001, the Company entered into an interest rate swap to exchange, at specified intervals, the differences between fixed-rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. In addition, in May 2001 the Company entered into two interest rate cap and collars related to the Senior Credit Agreement. For purposes of the US GAAP these derivative financial instruments are recorded on the balance sheet with the related gain or loss recorded in the profit and loss account. At December 31, 2004, the fair value of the derivative financial instruments was a loss of €nil million (2003: loss of €1.8 million; 2002: loss of €4.4 million).

(ix)	Capitalisation of interest

     The capitalisation of interest is optional under UK GAAP. Accordingly, Ineos Group Holdings does not capitalise interest in its financial statements. Under US GAAP, SFAS No. 34, “Capitalisation of Interest Cost,” requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset. Interest capitalised less amortisation in the year ended December 31, 2004 was €2.7 million (2003: €2.0 million; 2002 : €2.3 million).

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

     Amounts receivable from Union Carbide in respect of the Company’s liability for waste disposal costs as described in note 22 have been presented in the accompanying UK GAAP financial statements netted from the provision made. Under US GAAP such amounts cannot be offset and therefore an adjustment to gross up the liability and show the €nil million (2003: €nil million) receivable separately in debtors would have to be made.

(xiv)	Debt issue costs

     Under UK GAAP issued debt is stated on the balance sheet net of the associated unamortised issue costs.

     Under US GAAP such debt issue costs are capitalised as an asset and reported as deferred charges in the balance sheet. Therefore an adjustment to gross up the debt liability and to show the €12.1 million asset as at December 31, 2004 (2003: €16.9 million), separately in debtors would have to be made.

(xv)	Current assets and liabilities

     Provisions for liabilities and charges under UK GAAP includes €11.6 million (2003: €nil million) due within one year which would be classified as current liabilities under US GAAP. In addition, current assets under UK GAAP includes a receivable from the ultimate parent undertaking in the amount of €29.3 million (2003: €29.3 million) and other debtors and prepayments of €54.9 million (2003: €44.4 million) which would be classified as non-current under US GAAP.

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

     Under US GAAP, Emission Credits received under the scheme and held by the Company at the balance sheet date are classified as available-for-sale securities. Accordingly, Emission Credits are recorded as financial assets and held at fair value. Unrealised gains and losses arising at the balance sheet date are initially recorded within Other Comprehensive Income with subsequent recognition in income upon eventual sale. Emission Credits payable at the balance sheet date are recorded at their fair value as financial liabilities. Emission Credits that would be included within financial assets under US GAAP as at December 31, 2004 totalled €2.7 million (2003: €2.9 million) with net unrealised gains of €1.9 million (2003: €1.2 million). Emission Credits that would be included within financial liabilities under US GAAP as at December 31, 2004 totalled €1.0 million (2003: €1.7 million).

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

36. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     Effects on net income of differences between UK GAAP and US GAAP:

		Year Ended December 31,
		2002	2003	2004
	Notes	(€ in millions)
Profit/(loss) for the financial year
Profit/(loss) for the financial year under UK GAAP		39.0	150.6	167.9
Goodwill adjustments on acquisitions	(i), (ii), (iii), (iv), (v)	(39.4)	(36.4)	(40.4)
Inventories	(vi)	(0.6)	—	—
Depreciation of tangible fixed assets	(ii), (iii), (iv)	41.7	44.7	47.0
Amortisation of intangibles	(ii), (iii), (iv)	(8.6)	(8.5)	(8.5)
In process research and development	(ii)	—	—	—
Pensions	(vii)	(2.0)	(11.6)	(8.5)
Derivative financial instruments	(viii)	(2.3)	2.6	1.8
Capitalisation of interest less amortisation	(ix)	2.3	2.0	2.7
Restructuring provisions	(x)	—	—	—
Deferred taxation
— arising on UK GAAP results	(xi)	—	—	—
— arising on US GAAP adjustments	(xi)	(3.3)	(6.8)	33.8

Profit/(loss) for the financial year under US GAAP		26.8	136.6	195.8

     Effects on shareholders’ equity between UK GAAP and US GAAP:

		As at December 31,
		2003	2004
	Notes	(€ in millions)
Shareholders’ equity
Shareholders’ equity under UK GAAP		179.2	280.5
Goodwill adjustments on acquisition	(i), (ii), (iii), (iv)	268.0	227.6
Tangible fixed assets	(i), (ii), (iii), (iv)	(425.1)	(375.4)
Intangible fixed assets	(ii), (iii), (iv)	31.7	23.2
Pensions	(vii)	14.6	6.1
Derivative financial instruments	(viii)	(1.8)	—
Deferred taxation	(xi)	61.4	95.2
Foreign currency translation differences	(xii)	15.9	19.6

Shareholders’ equity under US GAAP		143.9	276.8

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

     Under US GAAP, the following amounts would have been reported:

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
Net cash provided by operating activities:
Under UK GAAP	211.0	268.2	214.0
Interest received	3.0	2.9	2.3
Interest paid	(63.6)	(64.2)	(52.0)
Dividend received from associate	0.4	—	—
Taxation paid	(11.1)	(12.3)	(24.9)

Under US GAAP	139.7	194.6	139.4

Net cash used in investing activities:
Purchase of loan investment	—	—	(33.0)
Payments to acquire tangible fixed assets	(51.2)	(58.2)	(62.2)
Receipts from sales of tangible fixed assets	3.7	3.2	—
Acquisitions and disposals of businesses	(5.0)	1.4	—

	(52.5)	(53.6)	(95.2)

Net cash provided by financing activities:
Under UK GAAP	(91.4)	(81.1)	(75.5)
Equity dividends paid	—	(10.0)	(39.8)
Debt issue costs	(0.7)	—	—
Cash overdraft	(1.7)	(0.1)	—

Under US GAAP	(93.8)	(91.2)	(115.3)

Net increase/(decrease) in cash and cash equivalents under US GAAP	(6.6)	49.8	(71.1)

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

     The Company has completed its annual goodwill impairment analysis under SFAS 142 as of January 1, 2005, whereby goodwill was deemed not to be impaired.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

36. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     Goodwill on a US GAAP basis of €1.7, €1.7 and €1.7 million as of December 31, 2002, 2003 and 2004, respectively, related to the Ineos Oxide antifreeze reporting unit.

     The Company does not have any intangible assets that would be classified as indefinite-lived under FAS 142. Accordingly, the transitional provisions of FAS 142 and the requirements to test indefinite-lived intangible assets on January 1, 2005 for impairment are not applicable.

     The following table sets forth the carrying values and accumulated amortisation under US GAAP for each major class of intangible asset at December 31, 2004:

	As at December 31, 2004
	Gross carrying	Accumulated	Weighted average
	value	amortisation	amortisation period
	(€ in millions)		Years
Amortised intangible assets
Trade names	4.1	1.3	17
Existing technology	19.3	7.3	10
Customer contracts	27.5	20.0	8
Non compete agreements	6.8	5.9	5
Licence fees	2.0	0.7	15

	59.7	35.2

Unamortised intangible assets
Goodwill	1.7

	61.4	35.2

     The amortisation expense for the year ended December 31, 2004, together with the estimated aggregate amortisation expense for each of the next 5 years is as follows:

(€ in millions)
2004	8.9
2005	5.8
2006	3.1
2007	3.1
2008	2.9
2009	2.6

     There were no changes to the carrying value of goodwill during the year ended December 31, 2004.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

36. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     Pensions and post retirement benefits

     The Company maintains a number of defined benefit pension plans. The principal pension plans within the Company are the plans in the United Kingdom, the United States, Germany and Belgium. Provision has also been made for the benefit obligation of a small number of funded pension plans in other parts of the group. The principal post retirement plans are for the Company’s employees in Belgium and the United States. The cost of pension benefits granted to employees is accrued as an expense over the period in which the employee renders services and becomes eligible to receive benefits. The cost of these plans for current and future retirees is determined using the projected unit credit actuarial method. The Company uses a December 31 measurement date for its plans.

     (i) Year ended December 31, 2004

     The following table sets forth the reconciliation of projected benefit obligation and plan assets, the funded status of the principal plans and amounts recognised in the Company’s balance sheet.

	UK	Germany	Belgium	USA	Total
	(€ in millions)
Change in benefit obligation
Projected benefit obligation at the beginning of the year	116.1	21.1	53.1	12.9	203.2
Service cost	5.7	0.4	3.7	1.2	11.0
Interest cost	6.7	1.1	2.7	0.8	11.3
Employee contributions	1.0	—	—	—	1.0
Plan amendments	1.0	—	—	0.1	1.1
Benefits paid	(2.0)	(1.1)	(4.1)	(0.7)	(7.9)
Actuarial (gain)/loss	10.8	1.7	3.1	1.7	17.3
Exchange adjustments	(1.8)	—	—	(1.2)	(3.0)

Projected benefit obligation at the end of the year	137.5	23.2	58.5	14.8	234.0

Accumulated benefit obligation	75.6	21.0	37.1	10.4	144.1

Change in plan assets
Fair value of plan assets at beginning of the year	81.2	—	36.4	5.8	123.4
Actual return on plan assets	7.5	—	1.7	0.7	9.9
Employer contributions	4.7	—	3.7	1.3	9.7
Employee contributions	1.0	—	—	—	1.0
Benefits paid	(2.0)	—	(4.1)	(0.7)	(6.8)
Exchange adjustments	(1.0)	—	—	(0.6)	(1.6)

Fair value of plan assets at end of the year	91.4	—	37.7	6.5	135.6

Funded status
Funded status at end of the year	(46.1)	(23.2)	(20.8)	(8.3)	(98.4)
Unrecognised net actuarial (gain)/loss	43.1	3.2	33.3	1.3	80.9
Additional minimum pension liability	—	—		—	—

Prepaid benefit/(accrued cost)	(3.0)	(20.0)	12.5	(7.0)	(17.5)

     The principal actuarial assumptions used are as follows:

	UK	Germany	Belgium	USA
Discount rate	5.40%	5.00%	5.00%	5.75%
Expected long term rate of return	7.45%	—%	7.00%	7.50%
Expected increase in future salary levels	4.20%	2.00%	3.50%	4.50%

INEOS HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

The components of the net periodic pension costs which arise under FAS No. 87 are as follows:

	UK	Germany	Belgium	USA	Total
			(€ in millions)
Service cost	5.7	0.4	3.7	1.2	11.0
Interest cost	6.7	1.1	2.7	0.8	11.3
Expected return on assets	(6.4)	—	(2.3)	(0.6)	(9.3)
Amortisation amounts	2.7	—	1.8	—	4.5

Net periodic pension expense	8.7	1.5	5.9	1.4	17.5

The Company provides post retirement health care benefits for most of its employees in Belgium and the United States.

The following table sets forth the reconciliation of the accumulated post retirement benefit obligations (APBO), the funded status of the plan and the amounts recognised in the Company’s balance sheet.

Year ended
December 31, 2004
(€ in millions)
Change in benefit obligation
Projected benefit obligation at the beginning of the year	4.0
Service cost	0.2
Interest cost	0.2
Actuarial (gain)/loss	0.7
Benefits paid	(0.2)
Exchange movements	(0.3)

Projected benefit obligation at the end of the year	4.6

Funded status
Funded status at end of the year	(4.6)
Unrecognised net actuarial (gain)/loss	(0.2)

Prepaid benefit/(accrued cost)	(4.8)

The principal actuarial assumption used is a discount rate of 6.25%.

The components of the net periodic pension cost are as follows:

Year ended
December 31, 2004
(€ in millions)
Service cost	0.2
Interest cost	0.2
Expected return on assets	—

Net periodic pension cost	0.4

INEOS HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for the Company’s health care plans. A 1% change in the assumed health care cost trend will have the following effects:

	1% increase	1% decrease
	(€ in thousands)
Effect on total service and interest cost components	49	16

Effect on the post retirement benefit obligations	450	(381)

The actual asset allocations for the Company’s pension plans, as at December 31, 2004 together with the target allocation were as follows:

	At December 31, 2004
	Actual	Target
	%	%
Equity securities	78.1	40-80
Debt securities	15.1	0-40
Other	6.8	0

	100	100

The expected rate of return on plan assets in the Company’s plans has been determined by weighted averages of actual holdings in equities, bonds and other assets as at December 31, 2004. We have assumed the expected returns on equities, bonds and other assets to be 8.00% pa, 5.00% pa and 4.00% pa respectively as at December 31, 2004.

     The investment objectives of the Company’s pension plans are as follows:

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

     The expected employer pension contribution to the Company’s pension and post retirement plans for the year ended December 31, 2005 is €9.6m. The expected future benefit payments for the Company’s pension and post retirement plans are as follows:

(€ in millions)
2005	7.9
2006	8.5
2007	9.1
2008	9.8
2009	10.6
2010 to 2014	64.0

INEOS HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

(ii) Year ended December 31, 2003

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

INEOS HOLDINGS LIMITED
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

INEOS HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

The actual asset allocations for the domestic UK pension plans as at December 31, 2003, together with the target allocation is as follows:

	At December 31, 2003
	Actual	Target
	%	%
Equity securities	85.0	40-80
Debt securities	11.8	0-40
Other	3.2	0

	100	100

(iii) Year ended December 31, 2002

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

     Income taxes

     The US GAAP provision for income taxes differs from the amount of income taxes determined by applying the applicable UK statutory income tax rate to pre-tax income, as a result of the following differences:

	Year Ended December 31,
	2002	2003	2004
Statutory UK rate	30.0%	30.0%	30.0%
Foreign rate differential	10.7)%	2.6%	2.5%
Effect of non-deductible items	(9.0)%	(13.9)%	(0.6)%
Valuation allowance for deferred tax assets	29.6)%	(8.8)%	(22.5)%
Effect of a change in statutory rate	—)%	—)%	—)%

	61.3%	10.0%	9.4%

     US GAAP deferred tax assets and liabilities at December 31, 2004 and 2003 are summarised as follows:

	As at December 31,
	2003	2004
	(€ in thousands)
Deferred tax assets:
Operating loss carry forwards	42.3	17.1
Post-retirement benefits	2.4	2.4
Provisions for expenses	3.0	3.0
Accelerated depreciation and amortisation	89.2	81.5
Differences between book and tax expense for other current assets	7.3	5.8

Gross deferred tax assets	144.2	109.8
Valuation allowance	(63.6)	(15.1)

	80.6	94.7

Deferred tax liabilities:
Accelerated depreciation and amortisation	—	—
Differences between book and tax expense for other current assets	—	—
Pension benefits	(0.8)	(0.8)

	(0.8)	(0.8)

Net deferred tax asset	79.8	93.9

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     The net operating loss carry forwards are not subject to expiration. A valuation allowance has been provided for deferred tax assets that are more likely than not to expire unutilised.

     A valuation allowance of €4.7 million against operating loss carry forwards and €43.8 million against other timing differences has been reversed in 2004. It is now anticipated that such operating losses and other timing differences, primarily in the USA, will be utilised in the foreseeable future and accordingly a valuation allowance is no longer required.

     Segment information

     See Note 4 for the disclosure of segment information. The Company is organised on the basis of four business segments — Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol. The accounting policies of the segments are the same as those described in Note 2, “Principal accounting policies”. Inter-segment turnover are not considered material.

     The Company evaluates the performance of its segments and allocates resources to them based upon EBITDA. Reconciliations of total segment sales to total consolidated sales and of total EBITDA to consolidated operating profit are disclosed in Note 4. EBITDA is not a measurement of operating performance calculated in accordance with UK GAAP or US GAAP, and should not be considered a substitute for operating income, net income, cash flows from operating activities or other income statement data as determined in accordance with UK GAAP or US GAAP, or as a measure of profitability or liquidity. EBITDA may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. The Company believes that the non-GAAP financial measures presented best reflect the ongoing performance of the Company during the periods presented and are more useful to investors for comparative analyses. These measures should not be viewed as an alternative to GAAP financial measures. Furthermore, these non-GAAP financial measures may not be consistent with similar measures provided or used by other companies.

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

     The fair value of the Company’s long-term debt is estimated based on the current rates offered to the Company for debt of similar terms and maturities as disclosed in note 34. All other long-term debt approximates to the carrying value at December 31, 2004.

     Investment in equity securities

     The investment in Indaver NV is carried in the balance sheets as at December 31, 2003 and 2004 at its historical cost of #eu#0.7 million. The directors are of the opinion that the fair value of this investment is not readily determinable.

     Consolidation

     In December 2003, the FASB issued FIN 46-R. This pronouncement modifies the framework for determining consolidation of certain entities that meet the definition of a “variable interest entity”. This is met where the entity either does not have sufficient equity of the appropriate nature to support its expected losses, or the third party equity capital lacks certain characteristics which would be expected to be present within a controlling financial interest.

     Entities which do not meet this definition would continue to apply the voting interest model and the Company would generally consolidate when it has a controlling financial interest.

     Under the variable interest model promulgated by FIN 46-R, all ownership, contractual and other pecuniary interests in the entity are evaluated to determine which of the holders, if any, hold a variable interest which will absorb the majority of the expected losses, expected residual returns, or both. This holder is the “primary beneficiary” of the variable interest entity and would be required to consolidate the entity.

     The provisions of FIN 46-R are immediately effective for variable interest entities created after February 1, 2003.

     However, FIN 46-R requires disclosures in financial statements issued after February 1, 2003 about variable interest entities that, when FIN 46-R becomes effective, it is reasonably possible that the reporting entity will consolidate or about which the entity will disclose information in accordance with FIN 46-R. The Group has undertaken a review to identify variable interest entities in which it is the primary beneficiary or in which it has a significant variable interest. The Group has concluded that it does not have any interests in variable interest entities for which it would be either the primary beneficiary in the arrangement or for which it would have a significant variable interest.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     Product warranty liability

     The Company warrants to the original purchaser of its products that it will, at its option, repair or replace, without charge, such products if they fail due to a manufacturing defect. The term of these warranties are typically up to twelve months after sale. The Company accrues for product warranties when, based on available information, it is probable that customers will make claims under warranties relating to products that have been sold, and a reasonable estimate of the costs (based on historical claims experience relative to sales) can be made. The cost of claims made under product warranties for the year ended December 31, 2004 were not material to the business, consequently we have not provided a reconciliation of the movement of product warrant liabilities for the year ended December 31, 2004.

     Contingencies and commitments

     The Company has various purchase commitments for materials and supplies incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.

     Future non-cancellable purchase commitments over the next five years are set out in the table below. Beyond 2004 these relate to raw material purchases where the Company has entered into purchase commitments to purchase a minimum volume at the contract price ruling at the time of purchase. In the table below, prices as at December 31, 2004 have been used.

Year Ended
December 31,
(€ in millions)
2005	1,659.6
2006	993.4
2007	940.3
2008	438.1
2009	313.2
After 2009	324.0

4,668.6

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

     The consolidated financial statements included herein do not comprise the Company’s statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the year ended December 31, 2004 have not yet been delivered to the Registrar of Companies for England and Wales.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Ineos Holdings Limited

     We have audited the accompanying consolidated balance sheets of Ineos Holdings Limited (the “Company” or “Ineos Holdings”) and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated profit and loss accounts, consolidated cash flow statements and statements of total recognised gains and losses for each of the three years in the period ended December 31, 2004, all expressed in euros. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ineos Holdings and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom.

     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

PricewaterhouseCoopers LLP
London, United Kingdom

April 29, 2005

INEOS GROUP HOLDINGS

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Year Ended December 31,
	Notes	2002	2003	2004
	(€ in millions)
Turnover	5	2,235.8	2,530.4	3,396.1
Cost of sales		(1,833.9)	(2,130.3)	(2,928.4)

Gross profit		401.9	400.1	467.7
Distribution costs		(161.8)	(151.7)	(150.3)

Administrative expenses	6	(65.9)	(45.7)	(48.8)
Exceptional administrative expenses	7	(24.6)	—	—

		(90.5)	(45.7)	(48.8)
Other operating income	9	—	18.1	—

Operating profit	8	149.6	220.8	268.6
Share of operating profit of associate		0.6	0.6	0.5
Profit on disposal of fixed assets	9	1.9	1.3	—
Profit on disposal of business		—	0.1	—
Net finance charges	10	(79.6)	(72.3)	(55.4)

Profit on ordinary activities before taxation		72.5	150.5	213.7
Taxation on profit on ordinary activities	12	(37.3)	(5.4)	(52.1)

Profit on ordinary activities after taxation		35.2	145.1	161.6
Equity dividends	13	—	(10.7)	(39.8)

Profit for the financial year	26	35.2	134.4	121.8

The accompanying notes are an integral part of these financial statements.

INEOS GROUP HOLDINGS

CONSOLIDATED BALANCE SHEETS

		As at
		December 31,
	Notes	2003	2004
		(€ in millions)
Fixed assets
Investments	14	1.7	2.0
Tangible fixed assets	15	855.8	791.1
Intangible fixed assets	16	12.1	10.9
Negative goodwill	16	(217.4)	(169.4)

		652.2	634.6

Current assets
Cash at bank and in hand		153.3	79.5
Stocks	17	151.0	238.9
Debtors: amounts due within one year	18	370.0	549.6
Debtors: amounts due after one year	18	73.7	84.2

		748.0	952.2
Creditors—amounts falling due within one year	19	(504.5)	(644.8)

Net current assets		243.5	307.4
Total assets less current liabilities		895.7	942.0
Creditors—amounts falling due after more than one year	20, 21, 22	(720.2)	(666.9)
Provisions for liabilities and charges	23	(50.4)	(50.7)

Net assets		125.1	224.4

Capital and reserves
Share capital	25	17.7	17.7
Profit and loss account	26	107.4	206.7

Equity shareholders’ funds	27	125.1	224.4

The accompanying notes are an integral part of these financial statements.

INEOS HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

		Year Ended December 31,
	Notes	2002	2003	2004
		(€ in millions)
Operating profit		149.6	220.8	268.6
Depreciation of tangible assets		114.8	114.4	119.0
Amortisation of intangibles		(33.4)	(36.8)	(40.0)
(Increase)/decrease in stocks		(18.7)	(0.9)	(95.6)
(Increase)/decrease in debtors		(61.6)	(62.5)	(178.9)
Increase/(decrease) in creditors and provisions		60.3	33.6	140.8
Profit on disposal of fixed assets		—	(0.4)	0.1

Net cash flow from operating activities		211.0	268.2	214.0

Dividend received from associate undertaking		0.4	—	—
Returns on investments and servicing of finance
Interest received		3.0	2.9	2.3
Interest paid		(63.2)	(64.0)	(51.8)
Interest element of finance lease recitals		(0.4)	(0.2)	(0.2)
Issue cost of debt finance raised		(0.7)	—	—

		(61.3)	(61.3)	(49.7)
Taxation paid		(11.1)	(12.3)	(24.9)

Capital expenditure
Payments to acquire tangible fixed assets		(51.2)	(58.2)	(62.2)
Receipts from sales of tangible fixed assets		3.7	3.2	—
Purchase of loan investment	34	—	—	(33.0)

		(47.5)	(55.0)	(95.2)

Acquisitions and disposal
Acquisition of business		(5.0)	—	—
Cash received on acquisitions		—	—	—
Disposals of business		—	1.4	—

		(5.0)	1.4	—
Equity dividends paid		—	(10.0)	(39.8)

Net cash inflow/(outflow) before financing		86.5	131.0	4.4

Financing
Capital repayment of finance leases		(3.5)	(2.1)	(0.5)

New Loans:
Senior credit facilities		—	—	28.0
Senior loan notes		—	—	—
Other bank loans		—	0.3	0.9

		—	0.3	28.9

Repayment of loans:
Senior credit facility		(85.3)	(79.4)	(103.9)
Senior secured notes		(1.6)	—	—
Other bank loans		—	—	—
Loan to associate undertaking		(1.0)	0.1	—

		(87.9)	(79.3)	(103.9)

Increase/(decrease) in cash	32	(4.9)	49.9	(71.1)

The accompanying notes are an integral part of these financial statements.

INEOS HOLDINGS LIMITED

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
Retained profit for the period before dividends	35.2	145.1	161.6
Foreign currency translation movements	(40.5)	(37.0)	(22.5)

Total recognised gains and losses for the period	(5.3)	108.1	139.1

The accompanying notes are an integral part of these financial statements.

INEOS HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	BUSINESS DESCRIPTION

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

2.	BASIS OF PREPARATION

Refer to footnote 1 of the financial statements of Ineos Group Holdings

3.	PRINCIPAL ACCOUNTING POLICIES

Refer to footnote 2 of the financial statements of Ineos Group Holdings.

4.	RECENT ACCOUNTING DEVELOPMENTS

Refer to footnote 3 of the financial statements of Ineos Group Holdings.

5.	SEGMENT INFORMATION

     Refer to footnote 4 of the financial statements of Ineos Group Holdings in addition to the table below.

     The net assets attributable to each different class of business measured under UK GAAP are as follows:

	As at December 31,
	2003	2004
Ineos Oxide	151.9	166.9
Ineos Phenol	89.6	160.5
Ineos Fluor	(21.7)	(36.8)
Ineos Silicas	(3.7)	(15.0)
Ineos Holdings	(91.0)	(51.2)

	125.1	224.4

6.	ADMINISTRATIVE EXPENSES

Refer to footnote 5 of the financial statements of Ineos Group Holdings.

7.	EXCEPTIONAL ADMINISTRATIVE EXPENSES

Refer to footnote 6 of the financial statements of Ineos Group Holdings.

8.	OPERATING PROFIT

Refer to footnote 7 of the financial statements of Ineos Group Holdings.

9.	PROFIT ON DISPOSAL OF FIXED ASSETS

Refer to footnote 8 of the financial statements of Ineos Group Holdings.

INEOS HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

10.	NET FINANCE CHARGES

	Year Ended December 31,
	2002	2003	2004
	(€ in millions)
Interest payable on bank loan and overdrafts	44.2	33.5	23.1
Interest payable to group undertakings	33.9	35.1	36.0
Amortisation of issue costs	6.8	4.5	4.8
Interest payable on finance leases	0.4	0.2	0.2

	85.3	73.3	64.1
Exchange movements	(2.5)	1.9	(6.3)
Interest receivable	(3.2)	(2.9)	(2.4)

	79.6	72.3	55.4

11.	EMPLOYEE COSTS

Refer to footnote 10 of the financial statements of Ineos Group Holdings.

12.	TAXATION

Analysis of charge/(credit) in period:

	2002	2003	2004
	(€ in millions)
United Kingdom
Corporation tax at 30%	7.2	11.9	14.5
Adjustments in respect of previous periods	—	—	—
Double taxation relief	(7.2)	(11.9)	(14.5)
Group relief payable	0.2	—	—

	0.2	—	—

Foreign tax
Corporation taxes	16.1	19.8	32.6
Adjustments in respect of previous periods	(2.9)	0.1	(0.2)

Total current tax	13.4	19.9	32.4
Deferred tax
Origination and reversal of timing differences	18.8	11.1	20.8
Adjustments in respect of previous periods	5.1	(25.6)	(1.1)

Total deferred tax	23.9	(14.5)	19.7

Tax on profit/(loss) on ordinary activities	37.3	5.4	52.1

     The tax for the period is lower (2003: lower; 2002: lower) than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2002	2003	2004
	(€ in millions)
Profit/(loss) on ordinary activities before tax	72.5	150.5	213.7

Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30%	21.8	45.2	64.1
Effects of:
Expenses not deductible for tax purposes	1.9	2.7	2.8
Non taxable credits	(24.6)	(22.7)	(15.6)
Capital allowances in excess of depreciation	(8.0)	3.2	(0.9)
Other short term timing differences	(10.7)	(14.4)	(19.9)
Adjustment in respect of foreign tax rates	7.4	3.8	5.6
Deferred tax not provided	28.5	2.0	(3.5)
Adjustments in respect of previous periods	(2.9)	0.1	(0.2)

Tax charge for the year	13.4	19.9	32.4

INEOS HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

13.	DIVIDENDS

	Year ended December 31,
	2002	2003	2004
		(€ in millions)
Equity dividends paid	—	10.7	39.8

14.	INVESTMENTS

Refer to footnote 13 of the financial statements of Ineos Group Holdings.

15.	TANGIBLE FIXED ASSETS

Refer to footnote 14 of the financial statements of Ineos Group Holdings.

16.	INTANGIBLE FIXED ASSETS

Refer to footnote 15 of the financial statements of Ineos Group Holdings.

17.	STOCKS

Refer to footnote 16 of the financial statements of Ineos Group Holdings.

18.	DEBTORS

Refer to footnote 17 of the financial statements of Ineos Group Holdings.

19.	CREDITORS—AMOUNTS FALLING DUE WITHIN ONE YEAR

	2003	2004
	(in millions)
Senior Credit Agreement	110.1	92.7
Obligations under finance leases	0.5	0.6
Trade creditors	238.8	345.1
Amounts owed to group undertakings	12.3	12.0
Amounts owed to related parties	12.8	8.3
Other creditors	18.4	29.1
Corporation tax	15.2	34.3
Other accruals	96.4	122.7

	504.5	644.8

20.	CREDITORS—AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2003	2004
	(in millions)
Amounts owed to group undertakings	325.0	334.5
Senior credit agreement	393.2	328.1
Obligations under finance leases	1.7	3.2
Other loans	0.3	1.1

	720.2	666.9

21.	FINANCE LEASES

Refer to footnote 20 of the financial statements of Ineos Group Holdings.

INEOS HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

22.	LOANS

     Refer to footnote 21 of the financial statements of Ineos Group Holdings and the additional information below.

     Future maturities of long-term obligations as of December 31, 2004 are as follows:

Senior Credit
Agreement
(€ in millions)
Total Debt

Gross borrowings	429.1
Less debt issue costs	(8.3)

Net bank and other borrowings	420.8

Gross borrowings are repayable as follows:

In one year or less	95.5
Between one or two years	67.4
Between two and five years	266.2
In five years or more	—

429.1

23.	PROVISIONS FOR LIABILITIES AND CHARGES

Refer to footnote 22 of the financial statements of Ineos Group Holdings.

24.	DEFERRED TAXATION

Refer to footnote 23 of the financial statements of Ineos Group Holdings.

25.	SHARE CAPITAL

	2003		2004
		(€ in		(€ in
	Number	millions)	Number	millions)
Authorised, allotted, issued and fully paid ordinary shares of £1 each	11,500,231	17.7	11,500,231	17.7

     Ineos Holdings share capital consists of one class of ordinary shares with a nominal value of £1 per share.

     As the functional currency of the holding Company is the euro, the amount of the share capital has been converted to euro with €17.7 million shown on the balance sheet.

26.	PROFIT AND LOSS ACCOUNT

	Year Ended December 31,
	2003	2004
	(€ in millions)
Balance brought forward	10.0	107.4
Profit for the year	134.4	121.8
Exchange adjustments	(37.0)	(22.5)

Balance carried forward	107.4	206.7

INEOS HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

27.	RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	Year Ended December 31,
	2003	2004
	(€ in millions)
Profit on ordinary activities after taxation	145.1	161.6
Dividends	(10.7)	(39.8)
Other recognised gains/(losses) in the year	(37.0)	(22.5)

Net increase in equity shareholders’ funds	97.4	99.3
Opening shareholders’ funds	27.7	125.1

Closing shareholders’ funds	125.1	224.4

28.	ACQUISITIONS

Refer to footnote 27 of the financial statements of Ineos Group Holdings.

29.	OPERATING LEASE COMMITMENTS

Refer to footnote 28 of the financial statements of Ineos Group Holdings.

30.	CAPITAL COMMITMENTS

Refer to footnote 29 of the financial statements of Ineos Group Holdings.

31.	PENSION SCHEMES

Refer to footnote 30 of the financial statements of Ineos Group Holdings

32.	RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Year ended December 31,
	2002	2003	2004
	(€ in millions)
Increase/(decrease) in cash in the period	(4.9)	49.9	(71.1)
Cash outflow/(inflow) from increase in debt financing	91.1	81.1	75.5

Change in net debt resulting from cash flows	86.2	131.0	4.4
Acquisitions	—	—	—
Other net non-cash transactions	12.9	10.6	(7.6)
Net debt at start of period	(918.2)	(819.1)	(677.5)

Net debt at end of period	(819.1)	(677.5)	(680.7)

33.	ANALYSIS OF NET DEBT

			Other
	At January 1,		Non-Cash	At December,
	2004	Cash Flow	Charges	31, 2004
	(€ in millions)
Cash at bank and in hand	153.3	(71.1)	(2.7)	79.5
Cash overdrafts	—	—	—	—

	153.3	(71.1)	(2.7)	79.5

Debt due within one year	(110.1)	75.9	(58.5)	(92.7)
Debt due after more than one year	(718.5)	(0.9)	55.7	(663.7)
Finance leases	(2.2)	0.5	(2.1)	(3.8)

	(830.8)	75.5	(4.9)	(760.2)

Net debt	(677.5)	4.4	(7.6)	(680.7)

INEOS HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

34.	RELATED PARTY TRANSACTIONS

     Refer to footnote 33 of the financial statements of Ineos Group Holdings and the additional information below.

     The Group was charged interest of €36.0 million (2003: €35.1 million) to Ineos Group Holdings Plc during the year. The Group owed €350.3 million (2003: €341.9 million) to Ineos Group Holdings Plc at the year end.

35.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Refer to footnote 34 of the financial statements of Ineos Group Holdings.

36.	LIST OF PRINCIPAL SUBSIDIARY COMPANIES INCLUDED IN THE INEOS HOLDINGS CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2004.

	Country of
	Incorporation and
Company	Operation	Percentage Holding
Ineos US Finance LLC*	US	100%
Ineos Oxide Limited*	UK	100%
Ineos UK Holding Finance Company Limited	UK	100%
Ineos US Finance Company Limited	UK	100%
Ineos Finance BV	Holland	100%
Ineos NV	Belgium	100%
Ineos Belgium BV	Belgium	100%
Ineos Italia Srl	Italy	100%
Ineos Overseas Company I Limited	UK	100%
Ineos Overseas Company II Limited	UK	100%
Ineos Partners	US	100%
Ineos Phenol Limited*	UK	100%
Ineos Phenol Verwaltungsgesellschaft mbH	Germany	100%
Ineos Phenol GmbH & Co KG	Germany	100%
Ineos Phenol Asia Pte Limited	Singapore	100%
Ineos Phenol (Thailand) Limited	Thailand	100%
Ineos Phenol Services (Thailand) Limited	Thailand	100%
Ineos Investment Holdings (Fluor & Silicas) Limited*.	UK	100%
Ineos Intermediate Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Fluor Holdings Limited	UK	100%
Ineos Fluor Limited	UK	100%
Ineos Fluor International Limited	UK	100%
Ineos Fluor Japan Limited	Japan	100%
IFJ Korea Limited	Korea	100%
Ineos Mexico S de RL de CV	Mexico	100%
Ineos Fluor Mexico S de RL de CV	Mexico	100%
Ineos Fluor Canada Inc.	Canada	100%
Ineos Fluor Partners Limited	UK	100%
Ineos Fluor Delaware Limited	UK	100%
Ineos Fluor Americas LLC	US	100%
Ineos Silicas Holding Limited	UK	100%
Ineos Silicas Limited	UK	100%
Ineos Silicas International Limited	UK	100%
Ineos Silicas Netherlands BV	Holland	100%
Ineos Silicas Sales and Distribution BV	Holland	100%
Ineos Silicas Asia Pacific Pte Limited	Singapore	100%
Ineos Silicas South Africa Pty Limited	South Africa	100%
PT Ineos Silicas Indonesia	Indonesia	100%

INEOS HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

36.	LIST OF PRINCIPAL SUBSIDIARY COMPANIES INCLUDED IN THE INEOS HOLDINGS CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2003. (Continued)

	Country of
	Incorporation and
Company	Operation	Percentage Holding
Ineos Brazil Limitada	Brazil	100%
Ineos Silicas Partners Limited	UK	100%
Ineos Silicas Delaware Limited	UK	100%
Ineos Silicas Healthcare Limited	UK	100%
Ineos US DSS Limited	UK	100%
Ineos US Holding Company II LLC	US	100%
Ineos US Intermediate Holding Company LLC	US	100%
Ineos Americas LLC	US	100%
Ineos US Investment Holding Company LLC	US	100%

*	Held directly by the Company

37.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP

     Refer to footnote 36 of the financial statements of Ineos Group Holdings in addition to the information below:

     Effects on net income of differences between UK GAAP and US GAAP:

	Year Ended December 31,
	2002	2003	2004
		(€ in millions)
Profit/(loss) for the financial year
Profit/(loss) for the financial year under UK GAAP	35.2	145.1	161.6
Goodwill adjustments on acquisitions	(39.4)	(36.4)	(40.4)
Inventories	(0.6)	—	—
Depreciation of tangible fixed assets	41.7	44.7	47.0
Amortisation of intangibles	(8.6)	(8.5)	(8.5)
In process research and development	—	—	—
Pensions	(2.0)	(11.6)	(8.5)
Derivative financial instrument	(2.3)	2.6	1.8
Capitalisation of interest less amortisation	2.3	2.0	2.7
Restructuring provisions	—	—	—
Deferred taxation
–– arising on UK GAAP results	—	—	—
–– arising on US GAAP adjustments	(3.3)	(6.8)	33.8

Profit/(loss) for the financial year under US GAAP	23.0	131.1	189.5

INEOS HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

37.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     Effects on shareholders’ equity between UK GAAP and US GAAP:

	As at December 31,
	2003	2004
	(€ in millions)
Shareholders’ equity
Shareholders’ equity under UK GAAP	125.1	224.4
Goodwill adjustments on acquisitions	268.0	227.6
Tangible fixed assets	(425.1)	(375.4)
Intangible fixed assets	31.7	23.2
Pensions	14.6	6.1
Derivative financial instruments	(1.8)	—
Deferred taxation	61.4	95.2
Foreign currency translation differences	15.9	19.6

Shareholders’ equity under US GAAP	89.8	220.7

38.	ULTIMATE PARENT COMPANY AND CONTROLLING PARTY

     The ultimate parent company is Ineos Group Limited. The ultimate controlling party is Mr. James Ratcliffe by virtue of his majority shareholding in Ineos Group Limited.

39.	COMPANIES ACT 1985

     The consolidated financial statements included herein do not comprise the Company’s statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the year ended December 31, 2004 have not yet been delivered to the Registrar of Companies for England and Wales.